THE MERGER AGREEMENT IS BEING FILED AS AN EXHIBIT TO A REPORT OF FOREIGN ISSUER ON FORM 6-K TO PROVIDE INVESTORS WITH INFORMATION REGARDING ITS TERMS. THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES THAT PSIVIDA LIMITED, PSIVIDA INCORPORATED, AND CONTROL DELIVERY SYSTEMS, INC. MADE TO EACH OTHER AS OF THE DATE OF THE MERGER AGREEMENT OR OTHER SPECIFIC DATES, AND SUCH REPRESENTATIONS AND WARRANTIES SHOULD NOT BE RELIED UPON BY ANY OTHER PERSON. THE ASSERTIONS EMBODIED IN THOSE REPRESENTATIONS ARE QUALIFIED BY INFORMATION IN CONFIDENTIAL DISCLOSURE SCHEDULES THAT THE PARTIES HAVE EXCHANGED IN CONNECTION WITH SIGNING THE MERGER AGREEMENT. THE DISCLOSURE SCHEDULES CONTAIN INFORMATION THAT MODIFIES, QUALIFIES AND CREATES EXCEPTIONS TO THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE MERGER AGREEMENT. THE PARTIES RESERVE THE RIGHT TO, BUT ARE NOT OBLIGATED TO, REVISE THE MERGER AGREEMENT OR THE DISCLOSURE SCHEDULES. ACCORDINGLY, INVESTORS SHOULD NOT RELY ON THE REPRESENTATIONS AND WARRANTIES AS CHARACTERIZATIONS OF THE ACTUAL STATE OF FACTS OR FOR ANY OTHER PURPOSE AT THE TIME THEY WERE MADE OR OTHERWISE.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PSIVIDA LIMITED,

PSIVIDA INC.,

AND

CONTROL DELIVERY SYSTEMS, INC.

Dated as of October 3, 2005

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of October 3, 2005 at 8 a.m., New York City time, by and among pSivida Limited, an Australian corporation (“Parent”), pSivida Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Control Delivery Systems, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The Boards of Directors of each of the Company, Parent and Merger Sub believe it is advisable and in the best interests of each company and their respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”) and, in furtherance thereof, have approved the Merger, this Agreement and the transactions contemplated hereby.

B. Pursuant to the Merger, among other things, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and Series A Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”), other than the shares of Company Capital Stock held by certain holders, shall be converted into the right to receive a number of American Depositary Shares (“ADSs”) of Parent (“Parent ADSs”) determined pursuant to Section 1.7, and each issued and outstanding share of Company Capital Stock held by each holder who is not entitled to receive Parent ADSs shall be converted into the right to receive cash in an amount determined pursuant to Section 1.7 hereof.

C. Pursuant to the Merger, all outstanding options (“Company Options”) to purchase shares of Company Common Stock at the Effective Time shall be assumed by Parent and shall become exercisable for Parent ADSs from and after the Effective Time, as provided in Section 1.7(e) below.

D. The Company, Parent and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

E. In recognition of the consideration receivable pursuant to the Agreement and in connection with the purchase of all his shares of Company Capital Stock pursuant to the Merger, Paul Ashton has entered into a non-competition agreement with the Company, to become effective at the Effective Time.

F. For United States federal income tax purposes, the Company and Parent intend that the Merger qualify as a reorganization under the provisions of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend by executing this Agreement to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements, representations and warranties set forth herein, and intending to be legally bound hereby, the parties to this Agreement hereby agree as follows:

ARTICLE I

THE MERGER

1.1  The Charter Amendment. On the Closing Date prior to the Effective Time (as defined in Section 1.4), the Company shall file with the Secretary of State of the State of Delaware an amendment to its Certificate of Incorporation in the form attached hereto as Exhibit A (the “Charter Amendment”).

1.2  The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”) (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and (c) the Company shall continue as the corporation surviving the Merger and as a wholly-owned subsidiary of Parent. The Company after the Effective Time as the corporation surviving the Merger is sometimes referred to herein as the “Surviving Corporation.”

1.3  Closing. Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the Merger (the “Closing”) will take place at the offices of Curtis, Mallet-Prevost, Colt & Mosle LLP at 101 Park Avenue, New York, New York 10178 as promptly as practicable following the satisfaction or valid waiver of the conditions set forth in Article VI, unless another place or time is agreed in writing by Parent and the Company. The date the Closing actually occurs is referred to herein as the “Closing Date.”

1.4  Actions at the Closing. At the Closing: (a) Parent and Merger Sub shall deliver to the Company the certificates, instruments and documents referenced in Section 6.2, (b) the Company shall deliver to Parent and Merger Sub the certificates, instruments and documents referenced in Section 6.3, and (c) the parties hereto shall consummate the Merger by filing the Certificate of Merger in the form of Exhibit B attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance of such Certificate of Merger by the Secretary of State of the State of Delaware, or such later time of effectiveness as set forth in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.5  Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject hereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.6  Certificate of Incorporation; Bylaws; Officers and Directors. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time:

(a)  the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation except that such Certificate of Incorporation shall be amended so that the name of the Surviving Corporation shall be “pSivida Inc.”;

(b)  the Bylaws of the Company shall, without further action, be amended and restated to read the same as the Bylaws of Merger Sub in effect at the Effective Time, and shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law; and

(c)  the directors and officers of the Surviving Corporation at and from the Effective Time shall be those individuals set forth on Schedule 1.6(c), in each case to serve as such until the death, resignation, removal or replacement of such persons as provided by law and the Certificate of Incorporation and Bylaws of the Surviving Corporation.

1.7  Merger Consideration; Effect on Company Capital Stock. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders, the following shall occur (the aggregate Parent ADSs and cash payable in the Merger in exchange for Company Capital Stock is referred to in this Agreement as the “Merger Consideration”):

(a)  Company Preferred Stock.

(i)  Subject to Section 1.7(g), each share of Company Preferred Stock outstanding at the Effective Time held by a person listed on Schedule 1.7(a)(i), other than Dissenting Shares (as defined in Section 1.7(f)) and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), automatically will be converted into the right to receive 11.79 Parent ADSs (such ratio of Parent ADSs to be exchanged for each share of Company Preferred Stock, the “Preferred Stock Exchange Ratio”).

(ii)  Each share of Company Preferred Stock outstanding at the Effective Time held by a person listed on Schedule 1.7(a)(ii), other than Dissenting Shares and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), automatically will be converted into the right to receive a cash payment calculated by multiplying the Preferred Stock Exchange Ratio by the average of the closing price of Parent ADSs on The Nasdaq National Market for each of the ten (10) trading days ending on the trading day that is four (4) full trading days prior to the Closing Date.

(b)  Company Common Stock.

(i)  Subject to Section 1.7(g), each share of Company Common Stock outstanding at the Effective Time held by a person listed on Schedule 1.7(b)(i), other than Dissenting Shares and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), automatically will be converted into the right to receive a number of Parent ADSs calculated as the quotient of (A) the difference between (1) 16,000,000 (adjusted in accordance with Section 1.7(g)) and (2) the product of (I) the Preferred Exchange Ratio and (II) the number of shares of Company Preferred Stock outstanding at the Effective Time and (B) the number of shares of Company Common Stock outstanding at the Effective Time (such ratio of Parent ADSs to be exchanged for each share of Company Common Stock, the “Common Stock Exchange Ratio”).

(ii)  Each share of Company Common Stock outstanding at the Effective Time held by a person listed on Schedule 1.7(b)(ii), other than Dissenting Shares and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), automatically will be converted into the right to receive a cash payment calculated by multiplying the Common Stock Exchange Ratio by the average of the closing price of Parent ADSs on The Nasdaq National Market for each of the ten (10) trading days ending on the trading day that is four (4) full trading days prior to the Closing Date.

(c)  Schedules 1.7. Schedules 1.7(a)(i), 1.7(a)(ii), 1.7(b)(i) and 1.7(b)(ii) attached to this Agreement as of the date of this Agreement are based on information available to the Company at the date of this Agreement. On the Closing Date, the Company shall deliver to the Parent (i) updated Schedules 1.7(a)(i), 1.7(a)(ii), 1.7(b)(i) and 1.7(b)(ii) to reflect the stockholders of record of the Company (each, a “Company Stockholder” and collectively the “Company Stockholders”) as of the Closing Date, and (ii) information available to the Company such that the issuance of Parent ADSs in the Merger to Company Stockholders will not disqualify as an offering pursuant to Rule 506 under the Securities Act of 1933, as amended (the “Securities Act”).

(d)  Alternative Registration Procedure. Notwithstanding clauses (a) through (c) above, if Parent (i) reasonably concludes that the Parent ADSs cannot be issued to the Company Stockholders in the Merger without registration under the Securities Act or (ii) that Parent would be required to expend an amount of cash as Merger Consideration to holders listed on Schedules 1.7(a)(ii) and 1.7(b)(ii) in excess of 1.25 times the amount of cash Parent would be required to expend as Merger Consideration based on the identity and share holdings of the Company Stockholders listed on Schedules 1.7(a)(ii) and 1.7(b)(ii) as delivered as of the date hereof and as calculated as of the date hereof, Parent may elect to register Parent ADSs to be issued to all holders of Company Common Stock and Company Preferred Stock other than Dissenting Shares and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), in which case:

(i)  Subject to Section 1.7(g), each share of Company Preferred Stock outstanding at the Effective Time, other than Dissenting Shares (as defined in Section 1.7(f)) and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), automatically will be converted into the right to receive 11.79 Parent ADSs, and no shares of Company Preferred Stock shall be converted into the right to receive cash; and

(ii)  Subject to Section 1.7(g), each share of Company Common Stock outstanding at the Effective Time, other than Dissenting Shares and any shares of Company Capital Stock canceled pursuant to Section 1.7(f), automatically will be converted into the right to receive a number of Parent ADSs calculated as the quotient of (A) the difference between (1) 16,000,000 (adjusted in accordance with Section 1.7(g)) and (2) the product of (I) the Preferred Exchange Ratio and (II) the number of shares of Company Preferred Stock outstanding at the Effective Time and (B) the number of shares of Company Common Stock outstanding at the Effective Time, and no shares of Company Common Stock shall be converted into the right to receive cash.

Parent may make such election by written notice to the Company at any time prior to the filing of the Certificate of Merger.

(e)  Company Options.

(i)  At the Effective Time, each outstanding Company Option, whether vested or unvested, shall be deemed assumed by Parent and deemed to constitute an option to acquire the number (rounded down to the nearest whole number) of Parent ADSs as the holder of such Company Option would be entitled to receive in the Merger had such holder been listed on Schedule 1.7(a)(i) and exercised such Company Option in full immediately prior to the Effective Time (not taking into account whether such Company Option was in fact exercisable), at a price per Parent ADS (rounded up to the nearest one-hundredth of a cent) equal to (i) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Company Option, divided by (ii) the number of Parent ADSs deemed purchasable pursuant to such Company Option.

(ii)  As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Options appropriate notices of the rights of such holders pursuant to Section 1.7(e)(i) pursuant to such Company Options, and such Company Options shall continue in effect on the same terms and conditions (subject to amendments provided for in this Section 1.7(e) and such other amendments, if any, required by Applicable Law or the Listing Rules of ASX).

(f)  Treasury Shares. Each share of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(g)  No Fractional Shares. No certificates or scrip representing fractional Parent ADSs shall be issued by virtue of the Merger, and no dividend, stock split or other distribution with respect to Parent ADSs shall relate to any such fractional interest, and any such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu thereof, Parent shall pay to the holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of a Parent ADS, as soon as practicable after the Effective Time (and in the same manner required for delivery of ADRs (as defined in Section 1.7) representing Parent ADSs provided in Section 1.9), an amount in cash equal to such fraction multiplied by the average of the closing price of Parent ADSs on The Nasdaq National Market for each of the ten (10) trading days ending on the trading day that is four (4) full trading days prior to the Closing Date.

(h)  Adjustments for Subsequent Changes. If, after the date of this Agreement and prior to the Effective Time, the outstanding Parent Ordinary Shares or Parent ADSs shall have been changed into or exchanged for a different number of shares or kind of shares and/or other securities of Parent by reason of any reclassification, split-up, stock dividend or stock combination or any similar event (an “Adjustment Event”), then the number of Parent ADSs to be delivered as the Merger Consideration shall be appropriately adjusted so that each holder of Certificates (as defined in Section 1.7) shall be entitled to receive at the Effective Time, in lieu of the number of Parent ADSs provided for in this Section 1.7, such number and kind of shares and/or other securities as such holder would have received if the record date and payment date for such Adjustment Event had been immediately after the Effective Time.

1.8  Dissenting Shares.

(a)  Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a Company Stockholder who has properly exercised and perfected appraisal rights for such shares in accordance with the DGCL and who has not effectively withdrawn or lost such appraisal rights (“Dissenting Shares”), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 1.7, but the holder thereof shall only be entitled to such rights as are expressly specified in Section 262 of the DGCL.

(b)  Notwithstanding the provisions of Section 1.8(a), if any holder of Dissenting Shares shall effectively withdraw or lose such holder’s appraisal rights (by failing to properly perfect the same or otherwise), then, as of the occurrence of such event, such holder’s shares of Company Capital Stock automatically shall be converted into and represent the right to receive only its share of the Merger Consideration as provided in Section 1.7, in each case without interest thereon, upon surrender of the Certificates representing such shares.

(c)  The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

1.9  Surrender of Certificates; Payment of Merger Consideration.

(a)  Exchange Procedures. Following the date of this Agreement and prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”) for the purpose of exchanging certificates representing issued and outstanding Company Capital Stock (“Certificates”) for Merger Consideration. As soon as practicable after the Effective Time (or by agreement of the Company and Parent at some time prior to the Effective Time), Parent will instruct the Exchange Agent to mail to each holder of record of Certificates a notice and letter of transmittal in a form mutually agreed upon by the Company and Parent advising such holder of the Merger and the procedure for surrendering to Parent such Certificates in exchange for Merger Consideration. At the Effective Time, Parent shall supply to the Exchange Agent, in trust for the benefit of the holders of Company Capital Stock, a sufficient number of ADRs representing Parent ADSs and cash to pay the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent, together with a duly completed and validly executed letter of transmittal, the Exchange Agent shall deliver, as promptly as practicable after the Effective Time, to the surrendering Company Stockholder, ADRs representing the number of Parent ADSs and/or cash to which such Company Stockholder is entitled pursuant to Section 1.7. From and after the Effective Time, until properly surrendered and cancelled, each outstanding Certificate will be deemed to evidence only the right to receive the portion of the Merger Consideration issuable in respect of the shares of Company Capital Stock represented by such Certificate pursuant to the Merger. No dividends or other distributions with respect to Parent ADSs with a record date occurring on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate.

(b)  Transfers of Ownership. If any Merger Consideration is to be paid or allocated to a person other than the holder in whose name the Certificate surrendered is registered, it will be a condition of the payment or allocation thereof that any Certificate so surrendered must be properly endorsed, and each shall be accompanied by all documents required to evidence and effect such transfer and to evidence compliance with any applicable securities laws and that any applicable stock transfer taxes have been paid.

(c)  No Liability. At any time following the date that is twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent any Merger Consideration which has been made available to the Exchange Agent by and on behalf of Parent and which has not been disbursed to holders of Certificates. Notwithstanding anything to the contrary in this Article I, none of Parent, Merger Sub or the Surviving Corporation shall be liable to any Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.10  No Further Ownership Rights in Company Capital Stock. The Merger Consideration issued pursuant to the Merger shall be deemed to have been issued in full payment and satisfaction of all rights or obligations pertaining thereto. There shall be no further registration of transfers on the records of the Surviving Corporation of any shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for any reason after the Effective Time, such Certificates immediately shall, subject to receipt of all required documentation, be canceled and exchanged as provided in this Article I.

1.11  Lost, Stolen or Destroyed Certificates. If any Certificates have been lost, stolen or destroyed, Parent shall issue such amount of the Merger Consideration as otherwise would be required pursuant to this Article I in exchange for such lost, stolen or destroyed Certificates promptly following receipt of an affidavit and indemnity in a form satisfactory to Parent of that fact.

1.12  Merger Sub Stock. Each share of common stock of Merger Sub outstanding as of the Effective Time automatically shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. From and after the Effective Time, each stock certificate formerly representing shares of common stock of Merger Sub shall be deemed to represent an equivalent number of shares of common stock of the Surviving Corporation.

1.13  Necessary Actions; Further Action. If any further action is necessary or desirable at any time after the Effective Time to carry out the purposes of this Agreement and to vest full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub in the Surviving Corporation or to vest Parent with a 100% ownership interest in the Surviving Corporation, the officers and directors of the Surviving Corporation are fully authorized in the name of the Company and the Surviving Corporation or otherwise to take, and the Surviving Corporation shall reasonably cause such persons to take, all such lawful, necessary or desirable action so long as such action is not inconsistent with this Agreement.

1.14  Accounting and Tax Treatment. The Merger is intended to constitute a purchase of the Company for purposes of applicable accounting principles. It is intended by Parent and the Company that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

1.15  Fluctuations in Market Price of Parent ADSs. Parent and the Company acknowledge that the market price of Parent ADSs may fluctuate significantly. The potential risk of increases or decreases in the price of Parent ADSs has been taken into account in connection with the negotiation of the number of Parent ADSs to which Company Stockholders will be entitled in connection with the Merger and the conditions on which they will become so entitled.

1.16  No Interest. No interest will be paid or accrued on any Merger Consideration, including any cash to be paid to holders of Company Capital Stock, in lieu of fractional Parent ADSs or in respect of dividends or distributions, that any holder of shares of Company Capital Stock that remains outstanding immediately prior to the Effective Time shall be entitled to receive pursuant to this Article I or otherwise.

1.17  Legending of Securities.

(a)  Parent ADSs to be delivered in connection with this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Rule 506 of Regulation D under the Securities Act (“Regulation D”), and similar exemptions under applicable state securities laws, and Parent is relying on the representations of the Company Stockholders with respect to such exemptions. There will be placed on the American Depositary Receipts (“ADRs”) representing such Parent ADSs a legend stating in substance as follows:

“The securities represented hereby have not been registered under the Securities Act of 1933, as amended, or any state or other securities laws and may not be offered, sold, transferred or otherwise disposed of unless registered with the United States Securities and Exchange Commission and the securities regulatory authorities of applicable states or foreign countries or unless an exemption from such registration is available.”

(b)  The above legend on an ADR representing ADSs issued in the Merger shall be removed, and the Company shall issue a certificate or instrument without such legend to the holder of such security, (a) if such ADSs are being disposed of pursuant to a registration under the Securities Act and any applicable state acts or pursuant to Rule 144 or any similar rule then in effect, (b) if such ADSs are eligible for sale under Rule 144(k), and (c) if such holder provides Parent with an opinion of counsel or such other evidence satisfactory to Parent to the effect that a sale, transfer, assignment, offer, pledge or distribution for value of such ADSs may be made without registration.

(c)  The foregoing legends will also be placed on any certificate representing securities issued subsequent to the original issuance of Parent ADSs pursuant to this Agreement as a result of any transfer of such shares or any stock dividend, stock split or other recapitalization as long as Parent ADSs issued to the holders of shares of Company Capital Stock pursuant to this Agreement has not been transferred in such manner to justify the removal of the legends therefrom.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth on the disclosure schedule prepared by the Company and delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Company hereby makes the following representations and warranties to Parent and Merger Sub. Notwithstanding any other provision of this Agreement or the Company Disclosure Schedule, each exception set forth in the Company Disclosure Schedule will be deemed to qualify each representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule as being qualified by such exception, unless it is reasonably apparent from the face of the exception that such exception qualifies another representation and warranty, in which case such exception shall also qualify such other representation and warranty.

2.1  Organization and Qualification.

(a)  The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted, heretofore conducted and as proposed to be conducted. The Company is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions in which such qualification or authorization is required by law, except for jurisdictions in which the failure to be so qualified or authorized does not constitute a Company Material Adverse Effect. “Company Material Adverse Effect” means any change, event, circumstance or effect that has or is reasonably likely to have a material adverse effect on (i) the assets, liabilities, properties, business or prospects of the Company other than any change, event, circumstance or effect relating to (x) the economy, the healthcare industry or financial markets in general (provided that the impact on the Company is not disproportionate relative to the impact on similarly situated entities); (y) changes in United States generally accepted accounting principles (“GAAP”) or (ii) the ability of the Company to consummate the transactions contemplated hereby. Section 2.1(a) of the Company Disclosure Schedule sets forth a true and complete list of the jurisdictions in which the Company is qualified or otherwise authorized to transact business.

(b)  The Company previously has provided to Parent true and complete copies of the Certificate of Incorporation and Bylaws of the Company as presently in effect, and the Company is not in default in the performance, observation or fulfillment of such documents. Except as set forth in Section 2.1(b) of the Company Disclosure Schedule, the minute books of the Company, copies of which the Company previously has provided to Parent, contain records of all meetings of the Company’s Board of Directors and Company Stockholders and all actions by written consent of the Company’s Board of Directors and Company Stockholders for the five-year period preceding the date hereof, except for records, minutes and consents pertaining to the transaction contemplated by this Agreement. Such records of meetings are true and correct in all material respects and such consents are true and correct in all respects. Such records accurately reflect all transactions referred to in such minutes and consents in lieu of meetings other than with respect to the transaction contemplated by this Agreement. The stock record books of the Company, copies of which the Company previously has provided to Parent, are accurate and complete.

(c)  Company has neither passed any resolutions nor taken any step, and no legal proceedings have commenced or to the knowledge of Company, been threatened, against Company, for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officer over any or all of its assets.

2.2  Authority to Execute and Perform Agreements. Subject to obtaining the Company Stockholder approvals (as defined below), the Company has the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, and other similar laws affecting the rights and remedies of creditors generally and general principles of equity (the “Equitable Exceptions”). The only votes, approvals or consents of the Company Stockholders required in connection with this Agreement (the “Company Stockholder Approvals”) are:

(a)  the approval of the Charter Amendment by holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (on an as-converted basis), voting together as a single class, and by holders of a majority of the outstanding shares of Company Preferred Stock, voting as a separate class;

(b)  the adoption of this Agreement by affirmative vote of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (on an as-converted basis) voting together as a single class;

(c)  the consent to the Merger and the other transactions contemplated by this Agreement and the Registration Rights Agreement (as defined in Section 5.10) by the holders of a majority of the outstanding shares of the Company Preferred Stock pursuant to Section 6.9(6) of the Stockholders’ Agreement (the “Stockholders Agreement”), dated as of August 8, 2000, among the Company, the Investors, the Founding Stockholders and Bausch & Lomb Incorporated (“B&L”), as amended; and

(d)  the termination of the Stockholders Agreement by the Requisite Holders (as defined in the Stockholders Agreement), Essex Woodlands Health Ventures V, LP and B&L.

2.3  Capitalization.

(a)  The Company is authorized to issue Five Million (5,000,000) shares of Company Common Stock, of which 2,393,847 shares are issued and outstanding as of the date hereof. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. The Company is authorized to issue Two Million (2,000,000) shares of preferred stock, of which Six Hundred Fifty Thousand (650,000) shares are designated as Series A Preferred Stock, Six Hundred Forty-One Thousand Six Hundred Forty-Two (641,642) shares of which are issued and outstanding as of the date hereof. All the issued and outstanding shares of Company Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 2.3(a) of the Company Disclosure Schedule, no holder of any Company Capital Stock has any unexercised preemptive rights outstanding. The outstanding shares of Series A Preferred Stock are convertible into Seven Hundred Ninety-Five Thousand Eight Hundred Forty-Four (795,844) shares of Company Common Stock. Section 2.3(a) of the Company Disclosure Schedule lists each Company Stockholder, including the number, class and series of shares held by each such holder and the holder’s most recent address, to the knowledge of the Company.

(b)  Company Options to purchase Fifty Thousand Fifty (50,050) shares of Company Common Stock are outstanding as of the date hereof. Section 2.3(b) of the Company Disclosure Schedule includes a true and complete list of all Company Options with grant dates, expiration dates and exercise prices, including the names and positions of the respective holders thereof, the plan pursuant to which the Company Options were granted, whether such Company Options are incentive stock options within the meaning of Section 422 of the Code (“ISOs”) or options that are not ISOs. True and complete copies of all instruments (or the forms of such instruments) referred to in this section have been furnished previously to Parent. All Company Options are vested or will vest upon the earlier of October 31, 2005 and the Closing. All Company Options have been issued to employees, officers, directors and consultants pursuant to the Company’s 1997 Stock Option Plan, as amended (the “1997 Plan”), or the 2001 Incentive Plan, as amended (the “2001 Plan” and, together with the 1997 Plan, the “Company Plans”). The Company has no outstanding obligations to issue securities under stock option, stock incentive or similar plans of the Company in effect since inception other than the Company Options. All Company Options issued pursuant to the Company Plans (and all shares of Company Common Stock issued upon exercise thereof) were issued in compliance with the terms and requirements of the Company Plans and the requirements of applicable federal and state securities laws. The Company has made available to Parent true and correct copies of the Company Plans, in each case as amended to date and in effect. There are no currently pending or contemplated amendments, modifications or supplements to either Company Plan.

(c)  The Company’s authorized capital stock consists solely of the Company Common Stock and the Company Preferred Stock described in Section 2.3(a). There are not as of the date hereof, and at the Effective Time there will not be, authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating the Company to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities of the Company or obligating the Company to grant, extend or enter into any such agreement, other than the Company Options and agreements listed in Sections 2.3(b) and 2.3(c)of the Company Disclosure Schedule or are permitted under Article IV. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, to the knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of the Company.

(d)  The Company does not beneficially own, directly or indirectly, any shares of capital stock of Parent.

(e)  The Company has no outstanding bonds, debentures, notes or other indebtedness which have the right to vote on any matters on which stockholders may vote.

2.4  Company Subsidiaries and Joint Ventures. The Company does not own, directly or indirectly, any equity or voting interest in any other corporation, partnership (limited or general), limited liability company, joint venture, association, trust, or other entity, and has no agreement or commitment to purchase such interest.

2.5  Financial Statements.

(a)  The Company has previously delivered to Parent the audited financial statements of the Company for the years ended December 31, 2001 and 2002 (including the notes thereto) (the “Audited Financial Statements”) and the unaudited balance sheets of the Company at December 31, 2003, December 31, 2004 (the “Company Balance Sheet”) and June 30, 2005 and the related statements of income and cash flows for the one-year and six-month periods, as applicable, ending on such dates. All of such financial statements referred to in this section are collectively referred to herein as the “Company Financial Statements.” The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and fairly present in all material respects the consolidated financial position and the results of operations of the Company as of the dates and for the periods indicated, in each case in accordance with GAAP applied on a consistent basis, except as otherwise stated therein, except as set forth in Section 2.5(a) of the Company Disclosure Schedule, and, in the case of unaudited financial statements, except to the extent that they may not include footnotes or may be condensed or summary statements and subject to normal year-end adjustments that have not been and are not expected to be material in amount.

(b)  Section 2.5(b) of the Company Disclosure Schedule contains an estimate by the Company of the Working Capital of the Company as of November 30, 2005 (the “Working Capital Calculation”). The Working Capital Calculation has been prepared by the Company in good faith as of the date of this Agreement, and represents the Company’s estimation (as of the date of this Agreement) of its Working Capital as of November 30, 2005. “Working Capital” shall mean (i) total current assets (as defined under GAAP) of the Company, less (ii) the sum of total current liabilities of the Company (as defined under GAAP). Section 2.5(b) of the Company Disclosure Schedule also includes the Company's good faith estimation as of the date of this Agreement of the expenses of the Company with respect to this Agreement.

2.6  Absence of Undisclosed Liabilities. As of December 31, 2004, the Company had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the Company Balance Sheet (or notes thereto) that were not adequately reflected or reserved against on the Company Balance Sheet (or disclosed in the notes thereto). Except as set forth in Section 2.6 of the Company Disclosure Schedule, the Company has no material liabilities of the type required to be disclosed on a balance sheet (or in the notes thereto) other than liabilities (i) set forth on the Company Balance Sheet (or disclosed in the notes thereto), (ii) incurred since December 31, 2004 in the ordinary course of business, or (iii) incurred in connection with this Agreement and the transactions contemplated hereby.

2.7  Absence of Adverse Changes.

(a)  Except as set forth in Section 2.7(a) of the Company Disclosure Schedule, since December 31, 2004, there has not been any change, event or circumstance that constitutes a Company Material Adverse Effect.

(b)  Except as set forth in Section 2.7(b) of the Company Disclosure Schedule, there has not been any action taken by the Company during the period from December 31, 2004 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(b).

2.8  Compliance With Laws.

(a)  The Company has all licenses, permits, franchises, orders or approvals of any federal, state, local or foreign governmental, administrative or regulatory body, authority, agency or court (a “Governmental Entity”) necessary to the conduct of their businesses as presently being conducted (collectively, “Permits”); such Permits are in full force and effect; and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any Permit except in each case where the failure to have such Permit or to retain it in full force and effect would not constitute a Company Material Adverse Effect;

(b)  Other than Environmental Laws and laws regarding employment and employment practices (“Employment Laws”) which are addressed in Sections 2.17 and 2.16, respectively, the Company has complied with, is not in violation of, and has not received any written notices of violation with respect to, any applicable federal, state or local statute, law, ordinance, rule or regulation, domestic or foreign (together with Environmental Laws and Employment Laws, “Applicable Law”) or any order, judgment, injunction, decree or other requirement (“Orders”) of any Governmental Entity, relating to the operation of the Company’s business except for non-compliance or violations which do not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c)  The Company’s products, Retisert for Uveitis and Medidur for Diabetic Macular Edema (the “Company Products”) are being manufactured, tested, distributed, held and/or marketed by or, under Company Out-Licenses (as defined in Section 2.12), on behalf of the Company in compliance with all applicable requirements under the United States Federal Food, Drug and Cosmetic Act (“FDCA”), except for such failures to comply as do not constitute a Company Material Adverse Effect. The Company has disclosed or made available to Parent all material reports and documents in the Company’s possession which have been submitted to the FDA and any other Governmental Entities with regulatory jurisdiction over the safety and efficacy of the Company Products and all material correspondence between the Company and the FDA or such Governmental Entities relating to the Company Products.

(d)  Retisert has been granted an “orphan drug” designation and has been approved for marketing in the United States by the FDA. The Office of Orphan Products has been notified of Retisert’s approval for marketing, the notation of Retisert’s orphan drug exclusivity will be made in due course and such exclusivity period will expire on April 8, 2012. The Company has no knowledge of any changes, events or circumstances that would limit, modify or cause Retisert to lose “orphan drug” exclusivity prior to such date (including, without limitation, any challenge to such orphan drug status or the development or approval of any new, chemically different or clinically superior drug for the same indication).

(e)  Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company, has accepted or received any unlawful contributions, payments or gifts. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or other person has, acting on behalf of the Company:

(i)  made any unlawful contributions, payments, gifts or entertainment,

(ii)  made any unlawful expenditures relating to political activity to government officials or others, or

(iii)  established or maintained any unlawful or unrecorded funds in a manner that would violate the Foreign Corrupt Practices Act of 1977, as amended (assuming such law was applicable to the Company).

2.9  Actions and Proceedings. Except as set forth in Section 2.9 of the Company Disclosure Schedule, as of the date hereof, there are no outstanding Orders of any Governmental Entity against the Company, or any of its securities, assets or properties. Except as set forth in Section 2.9 of the Company Disclosure Schedule, there are no actions or suits or legal, administrative or arbitration proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its securities, assets or properties or its officers or directors, in their respective capacities as such, that constitute a Company Material Adverse Effect or would reasonably be expected to result in damages in excess of Fifty Thousand Dollars ($50,000).

2.10  Contracts and Other Agreements. Section 2.10 of the Company Disclosure Schedule includes, but is not limited to, all contracts that are material to the business or operations of the Company. Except as set forth in Section 2.10 of the Company Disclosure Schedule, the Company does not have, is not a party to nor is it or its assets or properties bound by or subject to (any of the following, a “Material Contract”):

(i)  any agreement, other than a material transfer agreement or technology evaluation agreement, (A) involving research, development or the license of Company Intellectual Property or Technology (as defined in Section 2.12), (B) granting a right of first refusal, or right of first offer or comparable right with respect to Company Intellectual Property or Technology, (C) establishing a joint venture, partnership or other arrangement involving a sharing of profits, losses, costs or liabilities with another person or entity, (D) providing for the payment or receipt by the Company of milestone payments or royalties, (E) containing a “most favored nation” pricing or terms clause, or (F) granting marketing, distribution or similar rights with respect to any Company Intellectual Property or Technology;

(ii)  any indenture, trust agreement, loan agreement or note that involves or evidences outstanding indebtedness, obligations or liabilities for borrowed money;

(iii)  any agreement which relates primarily to surety, guarantee or indemnification;

(iv)  any agreement that limits or restricts the Company or any of its affiliates or successors in competing or engaging in any line of business, without limitation, in any therapeutic category, in any geographic area or with any person;

(v)  any interest rate, equity or other swap or derivative instrument;

(vi)  any agreement obligating the Company to register securities under the Securities Act;

(vii)  any agreement for the sale of any of the securities, material assets or properties of the Company or for the grant to any person of any options, rights of first refusal, or preferential or similar rights to purchase any of such securities, assets or properties other than the Company Options;

(viii)  any agreement relating to the acquisition by the Company of any operating business or the capital stock issued by any other person;

(ix)  any agreement which cannot be terminated by the Company on 30 days’ or less notice without premium or penalty requiring the payment to any person of a commission or fee other than in the ordinary course of business consistent with past practice or providing for sharing of fees, rebating of charges, or similar arrangements;

(x)  any agreement involving a payment or value in excess of $25,000 which cannot be terminated by the Company on 30 days’ or less notice without premium or penalty with any officer, director, stockholder, employee, consultant, agent or other representative of the Company, including any agreement for the payment of fees or other consideration to any entity in which to the knowledge of the Company any officer or director of the Company has an interest,; or

(xi)  any other agreement involving an expenditure by the Company of more than $25,000 annually or $50,000 in the aggregate which cannot be terminable by the Company on 30 days’ or less notice without premium or penalty.

Except as set forth in Section 2.10 of the Company Disclosure Schedule, all of the Material Contracts are, to the knowledge of the Company, (A) valid, subsisting, in full force and effect, (B) binding upon the Company and (C) binding upon the other parties thereto in accordance with their terms, and the Company has satisfied in full or provided for all of its liabilities and obligations thereunder which are presently required to be satisfied or provided for, and is not in default under any of them, nor, to the knowledge of the Company, is any other party to any such contract or other agreement in default thereunder, nor, to the knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute a default thereunder except in each case in this Section 2.10 for failure to pay, accrue, satisfy liabilities and obligations and conditions which do not constitute a Company Material Adverse Effect. True and complete copies of all of the Material Contracts (and all amendments or other modifications thereto) and all of the contracts which are listed in Section 2.11(a) or Section 2.12 of the Company Disclosure Schedule have been provided previously to Parent. The Company has no knowledge of any plan or intention of any counterparty to a Material Contract, and has not received any written threat or notice from any such person, to terminate, cancel or otherwise materially and adversely modify its relationship with the Company.

No Material Contract requires any consent, approval or waiver by the other parties thereto in connection with this Agreement, the Registration Rights Agreement or the consummation of the transactions contemplated hereby and thereby in order to avoid any conflict with, any violation of, or default under (with or without notice or lapse of time, or both), or to avoid giving rise to any right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, any contract.

2.11  Title to Properties; Absence of Liens and Encumbrances.

(a)  The Company does not own any real property nor does it have options or any contractual obligations to purchase or acquire any interest in real property. Section 2.11(a) of the Company Disclosure Schedule lists all real property leases to which the Company is a party and each amendment thereto. All such leases are (A) valid, subsisting, in full force and effect in accordance with their respective terms, (B) binding upon the Company and (C) to the knowledge of the Company, binding upon the other parties thereto in accordance with their respective terms, and the Company has satisfied in full or provided for all of its liabilities and obligations thereunder which are presently required to be satisfied or provided for, and is not in default under any of them, nor, to the knowledge of the Company, is any other party to any such contract or other agreement in default thereunder, nor, to the knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute a default thereunder except in each case in this Section 2.11(a) for failure to pay, accrue, satisfy liabilities and obligations and conditions which do not constitute a Company Material Adverse Effect.

(b)  The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its significant tangible properties and assets, real, personal and mixed, used or held for use in its business, and such properties and assets, as well as all other properties and assets of the Company whether tangible or intangible (other than Company Technology), are free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort (“Liens”), except as reflected in the Company Balance Sheet and except for Liens for Taxes (as defined in Section 2.14) not yet due and payable and such imperfections of title and encumbrances, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

(c)  The equipment, furniture, leasehold improvements, fixtures, vehicles, any related capitalized items and other tangible property material to the business of the Company, are in reasonably satisfactory operating condition and repair, ordinary wear and tear excepted. Section 2.11(c) of the Company Disclosure Schedule sets forth a true and correct summary of capital assets of the Company of and depreciation schedules as of August 31, 2005 which is true and correct in all material respects.

2.12  Intellectual Property.

(a)  For the purposes hereof:

“Company Intellectual Property” shall mean Intellectual Property included within the definition of Company Technology.

“Company Technology” means all Technology used in connection with the Company Products or in research and development activities of the Company and all Intellectual Property in any and all such Technology that is owned by or exclusively licensed to the Company.

“Intellectual Property” shall mean all rights, title and interests in:

(i)  Patents (foreign and domestic), copyrights, and trade secrets;

(ii)  trademarks, trade names, service marks, trade dress and logos, and the goodwill and activities associated therewith;

(iii)  domain names, rights of privacy and publicity, and moral rights; and

(iv)  any and all registrations, applications, publications, recordings, licenses, common-law rights and contracts relating to any of the foregoing.

“Off-the-Shelf-Software” means commercial software (including, without limitation, all source code, object code and documentation) obtained from a third party (i) on general commercial terms and which continues to be widely available on such commercial terms, (ii) which is not material to the conduct of the business of the Company or Parent, as applicable, (iii) which is used for internal purposes, and (iv) which is not distributed with or incorporated in the Company Products, in the case of Article II, or the Parent Product, in the case of Article III, or necessary for use or development of the Company Products or the Parent Product, as applicable.

“Technology” means all inventions, discoveries, innovations, know-how, information, software, works of authorship, materials, and all other forms of technology, and any improvements, modifications, works in progress, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, trade secret law or otherwise, and all documents and other recordings or embodiments (including, without limitation, notebooks, technical memoranda, lists, descriptions, etc.) of any of the foregoing.

(b)  Section 2.12(b) of the Company Disclosure Schedule contains a list of (i) all registered trademarks, registered service marks, registered trade names, registered copyrights, patents and patent applications pending as of the date of this Agreement owned or licensed by the Company (the “Company Registered Intellectual Property”), (ii) all Material Contracts pursuant to which the Company is licensed to use any Intellectual Property owned by a third person other than licenses of Off-the-Shelf Software (the “Company In-Licenses”), and (iii) all Material Contracts pursuant to which the Company licenses third parties to use Company Technology (the “Company Out-Licenses”). Except as set forth on Section 2.12(b) of the Company Disclosure Schedule, none of the Company Registered Intellectual Property has been intentionally abandoned or unintentionally abandoned, and all maintenance fees and all other required payments or actions required to maintain such Company Registered Intellectual Property have been timely paid and taken, respectively.

(c)  Except as set forth on Section 2.12(c) of the Company Disclosure Schedule, (i) the Company owns or licenses the Company Intellectual Property and (ii) to the Company’s knowledge, subject to the Company Out-Licenses, the Company has the right to use the Company Intellectual Property as such Intellectual Property is currently licensed or used by the Company.

(d)  Except as set forth on Section 2.12(d) of the Company Disclosure Schedule, the Company has no knowledge and has not received any notice, claim or suit, inquiry or other correspondence or information from any third party that any issued Company Registered Intellectual Property, as such Intellectual Property is used in the Company’s business as it is currently conducted (i) infringes upon the Intellectual Property rights of any third party or (ii) is invalid, the subject of any challenge (including, without limitation, ex parte or inter partes reexamination) or the rights therein are otherwise unenforceable (including, without limitation, by reason of any interference, opposition, cancellation or other similar means). Except for royalty obligations, if any, due under the Company In-Licenses, to the Company’s knowledge, the Company is not obligated to pay any third party any royalty on the sale of any Company Products.

(e)  Except as set forth on Section 2.12(e) of the Company Disclosure Schedule, (i) to the Company’s knowledge, there is no material unauthorized use, unauthorized disclosure, infringement, threatened infringement or misappropriation by any third party of any Company Registered Intellectual Property owned by or licensed to the Company, including any employee or former employee of the Company; and (ii) the Company has not entered into any agreement to indemnify any other person against any charge of infringement of the Intellectual Property of any third party, other than as set forth on Section 2.10 of the Company Disclosure Schedule, indemnification provisions contained in purchase orders or other agreements arising in the ordinary course of business consistent with past practice.

(f)  To the knowledge of the Company, none of the activities of the employees of the Company on behalf of the Company violates any agreement which any such employees have with former employers. To the Company’s knowledge, all employees, consultants and contractors and joint developers who contributed to the discovery or development of any of the Company Technology (other than Technology licensed to the Company by any third party) did so either (a) within the scope of his or her employment, or (b) pursuant to written agreements assigning or licensing all Intellectual Property developed thereunder to the Company.

2.13  Insurance. Section 2.13 of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all policies or binders of fire, liability, product liability, workmen’s compensation, vehicular, directors’ and officers’ and other insurance held by or on behalf of the Company. To the Company’s knowledge, such policies are in full force and effect or have been extended with replacement policies on similar terms and conditions and with similar limits and retentions. The Company is not in default in any material respect with respect to any provision contained in such policy or binder and the Company has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no outstanding unpaid claims as of the date of this Agreement under any such policy or binder. The Company has received no notice of cancellation or non-renewal of any such policy or binder.

2.14  Tax Matters.

(a)  For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all United States federal, state and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, withholding and any other taxes, together with all interest, penalties, and additions imposed on or with respect to such amounts. “Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with any taxing authority in connection with the determination, assessment, collection or imposition of any Taxes.

(b)  All Tax Returns required to be filed on or before the date hereof by or with respect to the Company have been filed within the time and in the manner prescribed by law. All such Tax Returns are true, correct and complete in all material respects, and all Taxes owed by the Company, whether or not shown on any Tax Return (including all withholding and payroll Taxes), have been paid. The Company has not received written notice of any claim by any taxing authority in any other jurisdiction that the Company is or may be subject to taxation by that jurisdiction.

(c)  There are no Liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable.

(d)  No audit is currently pending with respect to any Tax Return of the Company, nor has the Company received any written communication from any taxing authority that an audit is forthcoming. No deficiency for any Taxes has been proposed in writing against the Company, which deficiency has not been paid in full when due and payable.

(e)  There are no outstanding written agreements or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company for any taxable period, no power of attorney granted by or with respect to the Company relating to Taxes is currently in force, and no extension of time for filing any Tax Return required to be filed by or on behalf of the Company is in force. The Company has delivered or made available to Parent complete and correct copies of all federal income Tax Returns, audit reports and statements of deficiencies for each of the past three taxable years filed by or issued to or with respect to the Company.

(f)  With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company has made such accruals for such Taxes in the Audited Financial Statements as are required by GAAP.

(g)  The Company is not a party to or bound by, nor does it have any obligation under, any Tax sharing agreement or similar contract or arrangement. Except where it would not have a Company Material Adverse Effect, the Company has no liability for the Taxes of any person other than the Company under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(h)  There is no contract or agreement, plan or arrangement obligating the Company to make any payment that would not be deductible by reason of Section 162(m) or 280G of the Code. The Company has not agreed to, and is not required to, make any adjustments under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(i)  The Company is not, and during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

2.15  Employee Benefit Plans.

(a)  Section 2.15 of the Company Disclosure Schedule sets forth a complete list of all material pension, savings, stock bonus, profit-sharing, retirement, deferred compensation, welfare, fringe benefit, medical or life insurance, short and long term disability, incentive, bonus, stock, vacation pay, severance pay and similar plans (the “Benefit Plans”), including without limitation, all cafeteria plans maintained under Section 125 of the Code and any other employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) maintained by the Company or to which the Company is a party or is required to contribute. Each employee of the Company is eligible to participate in each Benefit Plan maintained by the Company.

(b)  The Company has delivered or made available to Parent current, accurate and complete copies of (i) each Benefit Plan that has been reduced to writing and all amendments thereto, (ii) a summary of the material terms of each Benefit Plan that has not been reduced to writing, including all amendments thereto, (iii) the summary plan description for each Benefit Plan subject to Title I of ERISA, (iv) for each Benefit Plan intended to be qualified under Section 401(a) or Section 501(c)(9) of the Code, the most recent determination letter or exemption determination issued by the Internal Revenue Service (“IRS”), (v) for each Benefit Plan with respect to which a Form 5500 series annual report/return is required to be filed, the most recently filed such annual report/return and annual report/return for the three (3) preceding plan years, together with all schedules and exhibits thereto and (vi) all insurance contracts, administrative services contracts, trust agreements, investment management agreements or similar agreements maintained in connection with any Benefit Plan.

(c)  At no time in the prior six years has the Company maintained, contributed to or incurred any liability under: (i) any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA or a “multiple employer plan” as defined in Section 413(c) of the Code; (ii) any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA; or (iii) any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code or any welfare benefit fund within the meaning of Section 419(e) of the Code. The Company has incurred no liability under Sections 4062, 4063 or 4201 of ERISA.

(d)  Each Benefit Plan maintained by the Company that is intended to qualify under Section 401(a) of the Code (“Qualified Plans”) has been determined to be so qualified by the IRS in a current determination letter or the equivalent thereof, and, and to the Company’s knowledge no circumstances exist that could reasonably be expected to cause any of the Qualified Plans to lose such qualified status. Each such Qualified Plan and each other Benefit Plan has been administered in all material respects in accordance with the terms of such Benefit Plan and the provisions of any Applicable Law, including without limitation ERISA and the Code, and to the knowledge of the Company, nothing has been done or not done with respect to any Benefit Plan that could result in any material liability on the part of the Company with respect to a violation of any requirement of Title I of ERISA or Chapter 43 of the Code.

(e)  All contributions, and premiums and other amounts due to or in connection with each Benefit Plan under the terms of the Benefit Plan or applicable law have been timely made except for any failure or failures which do not constitute a Company Material Adverse Effect.

(f)  With respect to each Benefit Plan subject to Section 412 of the Code, there is no accumulated funding deficiency (whether or not waived or subject to an extension of amortization periods with respect to amortizable liabilities in the plan’s minimum funding standard account or alternative minimum funding standard account, as the case may be) under such Benefit Plan and no such plan is currently subject to the “deficit reduction contribution” requirements of Code Section 412(l).

(g)  Except for continuation of health coverage to the extent required under Section 4980B of the Code or Section 601 et seq. of ERISA, other applicable law or as set forth in Section 2.15 of the Company Disclosure Schedule or otherwise set forth in this Agreement, there are no obligations under any Benefit Plan providing medical or life insurance benefits after termination of employment.

(h)  Except as provided under the terms of a Benefit Plan or as disclosed in Section 2.15 of the Company Disclosure Schedule, no current or former employee of the Company will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced payment or benefit (including acceleration of vesting or exercise of any equity incentive award) as a result of this Agreement or of the transactions contemplated hereby.

2.16  Employee Relations.

(a)  As of the date of this Agreement, the Company has twelve (12) full-time equivalent employees. The Company generally enjoys good employer-employee relations. The Company is not delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees. Except as set forth on Section 2.16 of the Company Disclosure Schedule, upon termination of the employment of any employees, neither the Company nor Parent shall be liable, by reason of the Merger or anything done prior to the Effective Time, to any of such employees for severance pay or any other payments (other than accrued salary, vacation or sick pay in accordance with normal policies). Section 2.16 of the Company Disclosure Schedule contains with respect to all current directors, officers, employees or consultants of the Company the name, current job title and annual rate of compensation (including bonuses and equity compensation) for each of the last two (2) years.

(b)  The Company (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees, (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing, and (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

(c)  No work stoppage or labor strike against the Company is pending or, to the knowledge of the Company, threatened. The Company is not involved in or, to the knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any employee or former employee, including without limitation charges of unfair labor practices or discrimination complaints that, if adversely determined would constitute a Company Material Adverse Effect. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act that would, directly or indirectly result in liability to the Company. The Company is not presently, nor has it been in the past, a party to or bound by any collective bargaining agreement or union contract with respect to employees, and no collective bargaining agreement is being negotiated by the Company. No union organizing campaign or activity with respect to non-union employees of the Company is ongoing, pending or, to the knowledge of the Company, threatened.

(d)  As of the date of this Agreement, none of Paul Ashton, Michael Soja or Lori Freedman (the “Key Employees”) has given notice to the Company, nor is the Company otherwise aware, as of the date of this Agreement, that any such person intends to terminate his or her employment with the Company. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law that remains unsatisfied.

2.17  Environmental Matters.

(a)  The Company has not violated, is not in violation of, and has not been notified that it is in violation of, Environmental Laws, and except in compliance with Environmental Laws, the Company has not generated, used, handled, transported or stored any Hazardous Materials or shipped any Hazardous Materials for treatment, storage or disposal at any other site or facility except for violations and noncompliance which does not constitute a Company Material Adverse Effect. There has been no generation, use, handling, storage or disposal of any Hazardous Materials in material violation of any Environmental Laws at any site owned or operated by, or premises leased by, the Company during the period of the Company’s ownership, operation or lease or, to the Company’s knowledge, prior thereto, nor has there been or is there threatened any material Release of any Environmental Contaminants into, on, at, under or from any such site or premises, including without limitation into the ambient air, groundwater, surface water, soils or subsurface strata, during such period or, to the Company’s knowledge, prior thereto in material violation of any Environmental Laws or which created or will create an obligation to report or respond in any way to such Release. To the Company’s knowledge, there is no underground storage tank or any condition at or under at any site owned or operated by the Company or on any site formerly owned or operated by the Company that is reasonably anticipated to result in material liability under Environmental Law.

(b)  The Company has not received notification in any form, including, without limitation, a request for information, and the Company has no knowledge that, any site currently or formerly owned or operated by, or premises currently or formerly leased by, the Company is the subject of any federal, state or local civil, criminal or administrative investigation evaluating whether, or alleging that, any action is necessary to respond to a Release or a threatened Release of any Environmental Contaminant. No such site or premises is listed, or to the Company’s knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as provided under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or any comparable state or local governmental lists. The Company has not received written notification of, and the Company has no knowledge of, any potential responsibility of the Company pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local or other Environmental Laws, or (iii) any Order issued or agreement entered into pursuant to the provisions of any such Environmental Laws with respect to any Environmental Contaminant used, manufactured, generated, stored, or treated at, transported from, or disposed of on, any site currently or formerly owned or operated by, or premises currently or formerly leased by, the Company.

(c)  The Company has obtained all Permits required by Environmental Laws necessary to enable it to conduct its business and is in compliance with said Permits in all material aspects.

(d)  There is no environmental or health and safety matter that constitutes a Company Material Adverse Effect. Section 2.17(d) of the Company Disclosure Schedule contains a list of any and all environmental audits or risk assessments and site assessments conducted since December 1, 2003 and all other material correspondence, documents or communications with any Governmental Entity regarding the foregoing. The Company has previously furnished or made available to Parent copies of documentation related to items described in the prior sentence.

(e)  For purposes of this Agreement:

(i)  “Environmental Laws” means any federal, state, local or foreign laws, regulations, codes, rules, orders, ordinances, permits, requirements and final governmental determinations pertaining to the environment, pollution or protection of the environment, as adopted or in effect in the jurisdictions in which the applicable site or premises are located, including without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. Section 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq.; the federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; the federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. Section 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 1001 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Section 1801 et seq.; the Atomic Energy Act, as amended 42 U.S.C. Section 2011 et seq.; the Occupational Safety and Health Act, as amended, 29 U.S.C. Section 651 et seq.; and any state or local statute of similar effect; and including without limitation any laws relating to protection of safety, health or the environment which regulate the use of biological agents or substances including medical or infectious wastes as any such laws have been amended;

(ii)  “Environmental Contaminant” means Hazardous Materials, or any other pollutants, contaminants, toxic or constituent substances or waste radioactive substances, materials or special wastes, petroleum or petroleum products, polychlorinated biphenyls, asbestos containing materials, or any other substance or material, in each case regulated by applicable Environmental Laws;

(iii)  “Hazardous Materials” means (A) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,”“hazardous wastes,”“hazardous materials,”“extremely hazardous wastes,”“restricted hazardous wastes,”“toxic substances,”“toxic pollutants,”“hazardous air pollutants,”“contaminants,”“toxic chemicals,”“toxics,”“hazardous chemicals,”“extremely hazardous substances,”“pesticides,”“oil” or related materials as defined in any applicable Environmental Law, or (B) any petroleum or petroleum products, oil, natural or synthetic gas, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, radon, and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law; and

(iv)  “Release” has the meaning specified in CERCLA.

2.18  No Breach. Except for the Company Stockholder Approvals and filings with the Secretary of State of Delaware (including the Charter Amendment and Certificate of Merger), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any Material Contract or any other instrument, contract or other agreement to which the Company is a party or to which the Company or any of its assets or properties is bound or subject that would constitute a Company Material Adverse Effect, (iii) violate any Applicable Law or Order of any Governmental Entity applicable to the Company or by which any of the Company’s assets or properties are bound, (iv) violate any Permit, (v) require any filing with, notice to, or permit, consent or approval of, any Governmental Entity, or (vi) result in the creation of any Lien or other encumbrance on the assets or properties of the Company.

2.19  Board Approvals. The Board of Directors of the Company has (i) approved and declared the advisability of this Agreement and (ii) recommended that the Company Stockholders adopt this Agreement. The Company has taken all action necessary such that no “fair price,”“control share acquisition,”“business combination” or similar statute (including Section 203 of the DGCL) will apply to the execution, delivery or performance of this Agreement.

2.20  Brokers’ and Finders’ Fees; Third Party Expenses. Except as set forth in Section 2.20 of the Company Disclosure Schedule, no broker, finder, agent or similar intermediary has acted on behalf of the Company in connection with this Agreement or the transactions contemplated hereby, and the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the Registration Rights Agreement or any transaction contemplated hereby or thereby.

2.21  Bank Accounts and Powers of Attorney. Section 2.21 of the Company Disclosure Schedule identifies all bank accounts of the Company, lists the respective signatories therefor and lists the names of all persons or entities holding a power of attorney from the Company and a summary of the terms of any such power of attorney.

2.22  Related Party Transactions. Except as set forth in Section 2.22 of the Company Disclosure Schedule and except for compensation and payment of reimbursable expenses incurred in the ordinary course of business consistent with past practice to regular employees and directors of the Company, no officer, director, or other affiliate of the Company is now, or has been since January 1, 2004, (i) a party to any material transaction or Material Contract with the Company, (ii) indebted to the Company, or (iii) to the Company’s knowledge, the holder of a direct or indirect ownership interest in any person which is a material supplier or customer of the Company (other than non-affiliated holdings of less than 5% of a class of securities of a publicly traded company).

2.23  Information Provided. None of the information supplied by the Company for inclusion in (i) the information statement to be provided to the Company Stockholders in connection with the Merger (the “Regulation D Information Statement”) or (ii) the information statement to be provided to Parent shareholders will, as of the date of the Regulation D Information Statement or the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.24  Rule 506 Compliance. The Company has not offered the Parent ADSs by any form of general solicitation or general advertising in violation of Rule 506. The Company has delivered to Parent documentation indicating that there are not more than thirty-five (35) “purchasers” (as such term is defined in Rule 501 under the Securities Act) listed on Schedules 1.7(a)(i) and 1.7(b)(i) (as updated on the Closing Date). To the knowledge of the Company, the information contained in such documentation is not false.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth on the disclosure schedule prepared by Parent and delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby make the following representations and warranties to the Company. Notwithstanding any other provision of this Agreement or the Parent Disclosure Schedule, each exception set forth in the Parent Disclosure Schedule will be deemed to qualify each representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Parent Disclosure Schedule as being qualified by such exception, unless it is reasonably apparent from the face of the exception that such exception qualifies another representation and warranty, in which case such exception shall also qualify such other representation and warranty.

3.1  Organization and Qualification.

(a)  Parent and each Parent Subsidiary (as defined below) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted, heretofore conducted and as proposed to be conducted. Parent and each Parent Subsidiary is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions in which such qualification or authorization is required by law, except for jurisdictions in which the failure to be so qualified or authorized does not constitute a Parent Material Adverse Effect. “Parent Material Adverse Effect” means any change, event, circumstance or effect that has or is reasonably likely to have a material adverse effect on (i) the assets, liabilities, properties, business or prospects, of Parent and the Parent Subsidiaries, taken as a whole, other than any change, event, circumstance or effect relating to (x) the economy, the healthcare industry or financial markets in general (provided that the impact on Parent and Parent Subsidiaries is not disproportionate relative to the impact on similarly situated entities), or (y) changes in applicable accounting standards; or (ii) the ability of Parent to consummate the transactions contemplated hereby. “Parent Subsidiary” means Merger Sub and any other corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which Parent or any Parent Subsidiary is a general partner, (ii) at least 50% of the securities or other interests having voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership or other organization are directly or indirectly owned or controlled by Parent or by any Parent Subsidiary, or by Parent and one or more Parent Subsidiaries, (iii) which are consolidated on Parent’s financial statements, or (iv) the management or majority of the Board of Directors of which Parent otherwise has the right to appoint or elect.

(b)  Merger Sub is a corporation validly existing and in good standing under the laws of the State of Delaware. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any other business activities.

(c)  Parent previously has provided to the Company true and complete copies of the constitution or other organizational documents of Parent as presently in effect, and Parent is not in default in the performance, observation or fulfillment of such documents. Except as set forth in Section 3.1(c), of the Parent Disclosure Schedule, the minute books of Parent, copies of which Parent previously has provided to the Company, contain true and complete records of (i) in all material respects, all meetings and (ii) all consents in lieu of meetings of the Board of Directors (and any committees thereof) and of the stockholders of Parent since December 1, 2000 and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings, in each case other than records and minutes relating to the transactions contemplated by this Agreement.

(d)  Parent has neither passed any resolutions nor taken any step, and no legal proceedings have commenced or to the knowledge of Parent, been threatened, against Parent, for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officer over any or all of its assets.

3.2  Authority to Execute and Perform Agreements. Each of Parent and Merger Sub has the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder subject to obtaining the stockholder approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action (other than the vote of shareholders of Parent described in the following sentence) on the part of Parent and Merger Sub. The only approval of holders of Parent’s Ordinary Shares (as defined in 3.3(a)) required for the performance by Parent of the transactions contemplated by this Agreement and the Registration Rights Agreement is that the members of Parent must pass a resolution by vote of a majority of the votes cast by members entitled to vote on the resolution at a general meeting of the members of Parent in accordance with Listing Rules 7.1 and 7.3 of Australian Stock Exchange Limited (“ASX”) approving the issue to the Company Stockholders on the terms and conditions of this Agreement of the Parent ADSs and options to acquire Parent ADSs (the “Parent Stockholder Approval”) and, if necessary, in the case of any restrictions on the disposal of any Parent Ordinary Shares, for purposes of section 611(7) of the Corporations Act.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes their valid and binding obligation, enforceable against each of them in accordance with its terms, except as enforceability may be limited by the Equitable Exceptions.

3.3  Capitalization.

(a)  The capital stock of Parent consists of ordinary shares (“Parent Ordinary Shares”). As of September 20, 2005, Two Hundred Twenty-Five Million Nine Hundred Sixty-Two Thousand One Hundred Sixty-Six (225,962,166) Parent Ordinary Shares were issued and outstanding. All of the issued and outstanding Parent Ordinary Shares and Parent ADSs are duly authorized, validly issued, fully paid and nonassessable. No holders of Parent Ordinary Shares have any preemptive rights. Parent has not authorized the issuance of and has not issued any preference shares.

(b)  As of the date hereof, Parent has outstanding options to purchase Eighteen Million Nine Hundred Seventy-One Thousand Seven Hundred Thirteen (18,971,713) Parent Ordinary Shares (“Parent Options”) and has proposed to issue an additional One Million Six Hundred Fifty Thousand (1,650,000) options to executive and non-executive directors, subject to shareholder approval. Parent has previously provided to the Company a true and complete list of all outstanding Parent Options including grant dates, expiration dates, vesting schedules and exercise prices. Parent is not obligated to accelerate the vesting of any Parent Options as a result of the Merger. Except as set forth in Section 3.3(b) of the Parent Disclosure Schedule, all Parent Options have been issued to employees, officers, directors and consultants pursuant to the pSivida Limited Employee Share Option Plan (the “Parent Plan”). The Parent Plan is the only stock option, stock incentive or similar plan of Parent since December 1, 2000. All Parent Options issued pursuant to the Parent Plan (and all Parent Ordinary Shares issued upon exercise thereof) were issued in compliance with the terms and requirements of the Parent Plan and the requirements of applicable securities laws. Parent has made available to the Company a true and correct copy of the rules of the Parent Plan as amended to date and in effect. There are no currently pending or contemplated amendments, modifications or supplements to the Parent Plan.

(c)  Warrants to purchase One Hundred Forty-Four Thousand Five Hundred (144,500) Parent ADSs (the “Parent Warrants”) are outstanding or proposed to be issued as of the date hereof. Section 3.3(c) of the Parent Disclosure Schedule includes a true and complete list of all outstanding warrants with grant dates, expiration dates and exercise prices. True and complete copies of all instruments (or the forms of such instruments) referred to in this section have been furnished previously to the Company.

(d)  Except as disclosed in the Parent SEC Reports (as defined in Section 3.3(b)) or in Section 3.3(d) of the Parent Disclosure Schedule, there are not authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements of any nature whatsoever obligating Parent or any Parent Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional Parent Ordinary Shares or additional shares of capital stock of a Parent Subsidiary or other securities or obligating Parent or a Parent Subsidiary to grant, extend or enter into any such agreement, other than the Parent Options and Parent Warrants described in Sections 3.3(b) and 3.3(c) or Parent Options issued after the date hereof in the ordinary course of business. Except as set forth in Section 3.3(d) of the Parent Disclosure Schedule or the Parent SEC Reports, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of Parent to which Parent is a party. Except as set forth in Section 3.3(d) of the Parent Disclosure Schedule, Parent has no outstanding bonds, debentures, notes or other indebtedness which have the right to vote on any matters on which Parent’s stockholders may vote. There are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of any Parent Subsidiary. Except as set forth in Section 3.3(d) of the Parent Disclosure Schedule, all outstanding shares of each Parent Subsidiary are owned beneficially and of record by Parent or a (direct or indirect) Parent Subsidiary.

3.4  SEC Reports. Parent has made available to the Company (i) its Registration Statement on Form 20-F dated January 20, 2005 (the “Parent 20-F”), and (ii) all other documents submitted by Parent to the SEC under the Exchange Act since January 20, 2005 and prior to the date of this Agreement (the “Parent SEC Reports”). As of their respective dates, each of the Parent SEC Reports complied, and each document submitted by Parent to the SEC under the Exchange Act after the execution and delivery of this Agreement and prior to the Effective Time (the “Post-Agreement Parent SEC Reports”) will comply, in all material respects with applicable SEC requirements and did not, and in the case of the Post-Agreement Parent SEC Reports, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 20, 2005, Parent has timely filed and between the date of this Agreement and the Closing Date, Parent will file with the SEC, all reports required to be filed by it under the Exchange Act and has timely lodged or will lodge all reports required under Chapter 2M of the Corporations Act (as defined below) and Chapter 4 of the Listing Rules of ASX.

3.5  Financial Statements. The audited consolidated financial statements contained in Parent SEC Reports at and for the period ended June 30, 2005 have been prepared in accordance with the requirements of the Corporations Act which includes applicable accounting standards, as set forth therein, applied on a consistent basis, except as otherwise indicated therein (all such financial statements in this section collectively referred to herein as the “Parent Financial Statements”). The Parent Financial Statements have been prepared from and are in accordance with the books and records of Parent and fairly present in all material respects the consolidated financial condition, results of operations and cash flows of Parent and its consolidated subsidiaries as of and for the periods presented therein.

3.6  Absence of Undisclosed Liabilities. As of June 30, 2005, Parent had no material liabilities of any nature, whether accrued, absolute, contingent, or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the Parent balance sheet as of June 30, 2005 (or the notes thereto), that were not adequately reflected or reserved against on such balance sheet (or disclosed in the notes thereto). Parent has no material liabilities of the type required to be disclosed on a balance sheet (or in the notes thereto) other than liabilities (i) included in Parent’s balance sheet as of June 30, 2005 (or disclosed in the notes thereto), (ii) incurred since June 30, 2005 in the ordinary course of business, (iii) incurred in connection with this Agreement and the transactions contemplated hereby, or (iv) that do not, in the aggregate, constitute a Parent Material Adverse Effect.

3.7  Absence of Adverse Changes. Since June 30, 2005, there has not been any change, event or circumstance that constitutes a Parent Material Adverse Effect.

3.8  Compliance With Laws.

(a)  Parent and Parent Subsidiaries have all Permits necessary to the conduct of their businesses as presently being conducted and such Permits are in full force and effect and no proceeding is pending or, to the knowledge of Parent, threatened to revoke or limit any Permit, except in each case where the failure to have such Permit or to retain it in full force and effect would not constitute a Parent Material Adverse Effect.

(b)  Other than Environmental Laws and Employment Laws (which are addressed in Sections 3.16 and 3.15 respectively), Parent and each Parent Subsidiary has complied with, is not in violation of, and has not received any written notices of violation with respect to, any Applicable Law or Order, relating to the operation of Parent’s business, except for non-compliance or violations which do not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

(c)  Parent has disclosed or made available to the Company all material reports and documents in the possession of Parent or any Parent Subsidiary which have been submitted to the Governmental Entities with regulatory jurisdiction over the safety and efficacy of BrachySil for inoperable primary liver cancer (the “Parent Product”) and all material correspondence between Parent and such Governmental Entities relating to the Parent Product.

(d)  Neither the Parent nor any Parent Subsidiary nor, to the knowledge of Parent, any director, officer, agent, employee or other person acting on behalf of Parent, has accepted or received any unlawful contributions, payments or gifts. Neither the Parent nor any Parent Subsidiary, nor to the knowledge of the Parent, any director, officer, agent, employee or other person has, acting on behalf of the Parent:

(i)  made any unlawful contributions, payments, gifts or entertainment, or

(ii)  made any unlawful expenditures relating to political activity to government officials or others.

3.9  Actions and Proceedings. As of the date hereof, there are no outstanding Orders of any Governmental Entity against Parent, any Parent Subsidiary, or any of their securities, assets or properties. There are no actions or suits or legal, administrative or arbitration proceedings pending or, to the knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any of their securities, assets or properties or their officers or directors, in their respective capacities as such that constitute a Parent Material Adverse Effect or would reasonably be expected to result in damages in excess of Fifty Thousand Dollars ($50,000).

3.10  Contracts and Other Agreements.

(a)  Parent has filed with the Parent SEC Reports, and will with respect to such contracts entered into after the date hereof file with the Post-Agreement Parent SEC Reports, all contracts that are material to the business or operations of Parent (including its subsidiaries) and which are required to be so filed. All of such contracts and other agreements are, to the knowledge of Parent, (A) valid, subsisting, in full force and effect in accordance with their respective terms, (B) binding upon Parent or the applicable Parent Subsidiary and (C) binding upon the other parties thereto in accordance with their respective terms, and Parent and Parent Subsidiaries have satisfied in full or provided for all of their liabilities and obligations thereunder which are presently required to be satisfied or provided for and are not in default under any of them, nor, to the knowledge of Parent, is any other party to any such contract or other agreement in default thereunder, nor, to the knowledge of Parent, does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except in each case in this Section 3.10, for failures to pay, accrue, satisfy liabilities and obligations and conditions which do not constitute a Parent Material Adverse Effect. Parent has no knowledge of any plan or intention of any counterparty to a contract required to be listed in Section 3.10 of the Parent Disclosure Schedule, and has not received any written threat or notice from any such person, to terminate, cancel or otherwise materially and adversely modify its relationship with the Parent or a Parent Subsidiary.

(b)  No Material Contract requires any consent, approval or waiver by the other parties thereto in connection with this Agreement, the Registration Rights Agreement or the consummation of the transactions contemplated hereby and thereby in order to avoid any conflict with, any violation of, or default under (with or without notice or lapse of time, or both), or to avoid giving rise to any right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, any contract.

3.11  Title to Properties; Absence of Liens and Encumbrances.

(a)  Parent and Parent Subsidiaries do not own any real property nor does any of them have options or any contractual obligations to purchase or acquire any interest in real property. Section 3.11(a) of the Parent Disclosure Schedule lists all real property leases to which Parent or the Parent Subsidiaries are a party. All such leases are (A) valid, subsisting, in full force and effect in accordance with their respective terms, (B) binding upon Parent or the applicable Parent Subsidiary and (C), to the knowledge of Parent, binding upon the other parties thereto in accordance with their respective terms, and Parent and Parent Subsidiaries have satisfied in full or provided for all of their liabilities and obligations thereunder which are presently required to be satisfied or provided for and are not in default under any of them, nor, to the knowledge of Parent, is any other party to any such contract or other agreement in default thereunder, nor, to the knowledge of Parent, does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except in each case in this Section 3.11, for failures to pay, accrue, satisfy liabilities and obligations and conditions which do not constitute a Parent Material Adverse Effect.

(b)  Parent and Parent Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their significant tangible properties and assets, real, personal and mixed, used or held for use in its business, and such properties and assets, whether tangible or intangible (other than Parent Technology), are free and clear of any Liens, except as reflected in the Parent SEC Reports and except for Liens for Taxes not yet due and payable and such imperfections of title and encumbrances, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

(c)  The equipment, furniture, leasehold improvements, fixtures, vehicles, any related capitalized items and other tangible property material to the business of Parent and Parent Subsidiaries, in the aggregate, are in reasonably satisfactory operating condition and repair, ordinary wear and tear excepted.

3.12  Intellectual Property.

(a)  For the purposes hereof:

“Parent Intellectual Property” shall mean Intellectual Property included within the definition of Parent Technology.

“Parent Technology” means all Technology used in connection with the Parent Product or in research and development activities of Parent and any Parent Subsidiary and all Intellectual Property in any and all such Technology that is owned by or exclusively licensed to Parent or any Parent Subsidiary.

(b)  Section 3.12 of the Parent Disclosure Schedule contains a list of (i) all registered trademarks, registered service marks, registered trade names, registered copyrights, patents and patent applications pending as of the date of this Agreement owned or licensed by Parent or a Parent Subsidiary (the “Parent Registered Intellectual Property”), (ii) all agreements pursuant to which Parent or a Parent Subsidiary is licensed to use any Intellectual Property owned by a third person other than licenses of Off-the-Shelf Software (the “Parent In-Licenses”), and (iii) all agreements pursuant to which Parent or any Parent Subsidiary licenses third parties to use Parent Technology (the “Parent Out-Licenses”). Except as set forth in Section 3.12 of the Parent Disclosure Schedule, none of the Parent Registered Intellectual Property has been intentionally abandoned or unintentionally abandoned, and all maintenance fees and other required payments or actions required to maintain such Parent Registered Intellectual Property have been timely paid and taken, respectively.

(c)  Except as set forth on Section 3.12 of the Parent Disclosure Schedule, (i) Parent or the Parent Subsidiaries own or license the Parent Intellectual Property; and (ii) to Parent’s knowledge, subject to the Parent Out-Licenses, Parent and the Parent Subsidiaries have the right to use the Parent Intellectual Property, in each case as such Intellectual Property is currently licensed or used by Parent and the Parent Subsidiaries.

(d)  Except as set forth on Section 3.12 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary has received any notice, claim, suit, inquiry or other correspondence or information from any third party that any Parent Registered Intellectual Property, as such Intellectual Property is used in Parent’s business or in the business of the Parent Subsidiaries, in each case, as it is currently conducted (i) infringes upon the Intellectual Property rights of any third party or (ii) is invalid, the subject of any challenge (including, without limitation, ex parte or inter partes reexamination) or the rights therein are otherwise unenforceable (including, without limitation, by means of interference, opposition, cancellation or other similar means). Except for royalty obligations, if any, due under the Parent In-Licenses, to Parent’s knowledge, Parent and the Parent Subsidiaries are not obligated to pay any third party any royalty on the sale of any Parent Product.

(e)  Except as set forth on Section 3.12(e) of the Parent Disclosure Schedule, (i) to Parent’s knowledge, there is no material unauthorized use, unauthorized disclosure, infringement, threatened infringement or misappropriation by any third party of any Parent Registered Intellectual Property owned by or licensed to Parent or any Parent Subsidiary, including by any employee or former employee of Parent or the Parent Subsidiaries; and (ii) neither Parent nor the Parent Subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of the Intellectual Property of any third party, other than indemnification provisions contained in purchase orders or other agreements arising in the ordinary course of business.

(f)  To the knowledge of Parent, none of the activities of the employees of Parent or any Parent Subsidiary on behalf of such entity violates any agreement which any such employees have with former employers. To Parent’s knowledge, all employees, consultants contractors and joint developers who contributed to the discovery or development of any of the Parent Technology (other than Technology licensed to Parent or a Parent Subsidiary by any third party) did so either (a) within the scope of his or her employment, or (b) pursuant to written agreements assigning or licensing all Intellectual Property developed thereunder to Parent or a Parent Subsidiary.

3.13  Tax Matters.

(a)  All Tax Returns required to be filed on or before the date hereof by or with respect to Parent and Parent Subsidiaries have been filed within the time and in the manner prescribed by law. All such Tax Returns are true, correct and complete in all material respects and all Taxes owed by Parent or Parent Subsidiaries, whether or not shown on any Tax Return (including all withholding and payroll Taxes), have been paid, except in each case where it would not have a Parent Material Adverse Effect. Parent has not received written notice of any claim by any taxing authority in any other jurisdiction that Parent or Parent Subsidiaries are or may be subject to taxation by that jurisdiction.

(b)  There are no Liens or other encumbrances with respect to Taxes upon any of the assets or properties of Parent or Parent Subsidiaries, other than with respect to Taxes not yet due and payable.

(c)  No audit is currently pending with respect to the Tax Return of Parent or the Parent Subsidiaries, nor has Parent received any written communication from any taxing authority that an audit is forthcoming. No deficiency for any Taxes has been proposed in writing against Parent or Parent Subsidiaries, which deficiency has not been paid in full when due and payable.

(d)  There are no outstanding written agreements or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to Parent or Parent Subsidiaries for any taxable period, no power of attorney granted by or with respect to Parent or Parent Subsidiaries relating to Taxes is currently in force, and no extension of time for filing any Tax Return required to be filed by or on behalf of Parent or any Parent Subsidiary is in force.

(e)  With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, Parent has made such accruals for such Taxes in the Audited Financial Statements as are required by accounting standards applicable to Parent.

(f)  Neither Parent nor the Parent Subsidiaries are, or were during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g)  Immediately after the Effective Time, the merger consideration received by the Company Stockholders shall not represent more than 50% of the total voting power of Parent and shall not represent more than 50% of the total value of the stock of Parent.

(h)  To the knowledge of Parent, immediately after the Effective Time, 50% or less of the total voting power of Parent and 50% or less of the total value of the stock of Parent is owned by United States persons that are or were either officers or directors of the Company or that are “five-percent target shareholders” (as such term is defined in Treas. Reg. 1.367(a)-3(c)(5)(iii)) of the Company.

3.14  Employee Benefit Plans.

(a)  Section 3.13(f) of the Parent Disclosure Schedule sets forth a complete list of all material Benefit Plans maintained by Parent or Parent Subsidiaries or to which Parent or any of Parent Subsidiaries is a party or is required to contribute.

(b)  Each Benefit Plan maintained by Parent or a Parent Subsidiary has been administered in all material respects in accordance with the terms of such Benefit Plan and the provisions of any Applicable Law. All contributions, and premiums and other amounts due to or in connection with each Benefit Plan under the terms of the Benefit Plan or applicable law have been timely made except for any failure or failures which do not constitute a Parent Material Adverse Effect.

(c)  No Parent Benefit Plan has any unfunded benefit liabilities, and there is no accumulated funding deficiency (whether or not waived) under such Benefit Plan.

(d)  Except for continuation of health coverage to the extent required under Applicable Law or as otherwise set forth in this Agreement, there are no obligations under any Benefit Plan providing medical or life insurance benefits after termination of employment.

(e)  Except as provided under the terms of a Parent Benefit Plan, no current or former employee of Parent will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced benefit (including acceleration of vesting or exercise of any equity incentive award) as a result of this Agreement or the transactions contemplated hereby.

3.15  Employee Relations.

(a)  As of the date of this Agreement, Parent and Parent Subsidiaries, collectively, have approximately thirty-six (36) full-time equivalent employees. Parent generally enjoys good employer-employee relations. Neither Parent nor any Parent Subsidiary is delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees.

(b)  Parent and each Parent Subsidiary (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees, (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing, and (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

(c)  No work stoppage or labor strike against Parent or any Parent Subsidiary is pending or, to the knowledge of Parent, threatened. Neither Parent nor any Parent Subsidiary is involved in or, to the knowledge of Parent, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any employee, including without limitation charges of unfair labor practices or discrimination complaints, that, if adversely determined, would constitute a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act that would, directly or indirectly result in liability to Parent.

3.16  Environmental Matters.

(a)  Neither Parent nor any of Parent Subsidiaries has violated, is in violation of, or has been notified that it is in violation of, Environmental Laws, and except in compliance with Environmental Laws, neither Parent nor any of Parent Subsidiaries has generated, used, handled, transported or stored any Hazardous Materials or shipped any Hazardous Materials for treatment, storage or disposal at any other site or facility, except for violations and non-compliance which does not constitute a Parent Material Adverse Effect. There has been no generation, use, handling, storage or disposal of any Hazardous Materials in material violation of any Environmental Laws at any site owned or operated by, or premises leased by, Parent or any of Parent Subsidiaries during the period of Parent’s or such Parent Subsidiary’s ownership, operation or lease, nor has there been or is there threatened any material Release of any Environmental Contaminants into, on, at or from any such site or premises, including without limitation into the ambient air, groundwater, surface water, soils or subsurface strata, during such period in material violation of any Environmental Laws or which created or will create an obligation to report or respond in any way to such Release. To Parent’s knowledge, there is no underground storage tank or any condition at or under any site owned or operated by, or on any site formerly owned or operated by, Parent or any Parent Subsidiary that is reasonably anticipated to result in material liability under Environmental Law.

(b)  Neither Parent nor any Parent Subsidiary has received notification in any form that, and Parent has no knowledge that, any site currently or formerly owned or operated by, or premises currently or formerly leased by, Parent or any Parent Subsidiary is the subject of any federal, state or local civil, criminal or administrative investigation evaluating whether, or alleging that, any action is necessary to respond to a Release or a threatened Release of any Environmental Contaminant. No such site or premises is listed, or to Parent’s knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as provided under CERCLA, or any comparable state, local or foreign governmental lists. Neither Parent nor any Parent Subsidiary has received written notification of, and Parent has no knowledge of, any potential responsibility of Parent or any Parent Subsidiary pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local or other Environmental Laws, or (iii) any Order issued pursuant to the provisions of any such Environmental Laws with respect to any Environmental Contaminant used, manufactured, generated, stored, or treated at, transported from, or disposed of on, any site currently or formerly owned or operated by, or premises currently or formerly leased by, Parent or any Parent Subsidiary.

(c)  Parent and Parent Subsidiaries have obtained all Permits required by Environmental Laws necessary to enable them to conduct their respective businesses and are in compliance with said Permits in all material aspects.

(d)  There is no environmental or health and safety matter that constitutes a Parent Material Adverse Effect. Section 2.17(d) of the Parent Disclosure Schedule contains a list of any and all environmental audits or risk assessments and site assessments and all other material correspondence, documents or communications with any Governmental Entity regarding the foregoing. Parent has previously furnished or made available to the Company copies of documentation related to items described in the prior sentence.

3.17  No Breach. Except for the filing of the Certificate of Merger with the Secretary of State of Delaware, the Parent Stockholder Approval, the provision to ASX and to the Australian Securities Investments Commission of a draft and a final version of the notice of meeting to be prepared in accordance with Section 5.1(b), the application for quotation to ASX to be made in accordance with Section 5.15(a), the execution, delivery and performance of this Agreement by Parent and Merger Sub and consummation by each of them of the transactions contemplated hereby will not (i) violate any provision of the charter or bylaws of Parent or Merger Sub, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which Parent, Merger Sub or any Parent Subsidiary is a party or to which any of them or any of their assets or properties is bound or subject, which would constitute a Parent Material Adverse Effect, (iii) violate any Applicable Law or Order of any Governmental Entity applicable to Parent, Merger Sub or any Parent Subsidiary or by which any of their assets or properties are bound, (iv) require any filing with, notice to, or permit, consent or approval of, any Governmental Entity, or (v) result in the creation of any Lien or other encumbrance on the assets of properties of Parent, Merger Sub or any Parent Subsidiary.

3.18  Brokers’ and Finders’ Fees; Third Party Expenses. Except as set forth in Section 3.18 of the Parent Disclosure Schedule, no broker, finder, agent or similar intermediary has acted on behalf of Parent in connection with this Agreement or the transactions contemplated hereby, and Parent and Parent Subsidiaries have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, or the Registration Rights Agreement or any transaction contemplated hereby or thereby.

3.19  Board Approval.

(a)  As of the date of this Agreement, the Board of Directors of the Parent has unanimously (i) approved and declared the advisability of this Agreement, the Registration Rights Agreement and the transactions contemplated hereby and thereby and (ii) determined to recommend that the Parent stockholders approve the issuance of shares of Parent ADSs in the Merger. Parent has taken all action necessary such that no “fair price,”“control share acquisition,”“business combination” or similar statute will apply to the execution, delivery or performance of this Agreement.

3.20  Information Provided. None of the information supplied by the Parent and the Parent Subsidiaries for inclusion in the Regulation D Information Statement will, as of the date of the Regulation D Information Statement or the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by Parent and the Parent Subsidiaries for inclusion in the Stockholder Approval Information Statement (as defined below) will, as of the date of the Stockholder Approval Information Statement or the date of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.21  Rule 506 Compliance. The Parent has not offered the Parent ADSs by any form of general solicitation or general advertising in violation of Rule 506.

3.22  Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1  Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, except as expressly required by this Agreement or otherwise agreed to by Parent in writing (not to be unreasonably withheld, conditioned or delayed), the Company agrees:

(a)  to carry on its business and pay its debts in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, in any event, consistent with past practices;

(b)  to timely pay its material Taxes and to timely file all material Tax Returns when due; and

(c)  use its commercially reasonable efforts to preserve intact the Company’s current business organizations, keep available the services of its Key Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;

in each case with the goal of preserving unimpaired the Company’s goodwill and ongoing business through the Effective Time. The Company shall promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business consistent with past practice, and any material event involving the Company.

4.2  Company Negative Covenants. Except as set forth on Section 4.2 of the Company Disclosure Schedule, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, the Company shall not, except as expressly contemplated by this Agreement, as set forth on Section 4.2 of the Company Disclosure Schedule, or with the prior written consent of Parent, which consent may not be unreasonably withheld, delayed or conditioned:

(a)  enter into any commitment or transaction not in the ordinary course of business consistent with past practice or any Material Contract;

(b)  sell, transfer, license (other than pursuant to a material transfer agreement or technology evaluation agreement), abandon, let lapse, disclose (except in the ordinary course of business consistent with past practice), diminish, destroy or otherwise dispose of or encumber the Company Intellectual Property and Technology in any manner;

(c)  amend or otherwise modify, or fail to comply in all material respects with, any Material Contract;

(d)  commence (other than litigation to defend or enforce Company Intellectual Property or seeking emergency equitable relief) or settle any litigation, action or claim, other than a settlement that would not exceed Twenty-Five Thousand Dollars ($25,000) in cost, liability or value to the Company or result in material continuing obligations or restrictions applicable to the Company;

(e)  declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or other securities;

(f)  split, combine or reclassify any of its capital stock or other securities;

(g)  except for the issuance of shares of Company Common Stock upon exercise or conversion of Company Options or Company Preferred Stock outstanding as of the date hereof, (i) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, or (ii) purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire its capital stock, or enter into any agreement or commitment of any character obligating it to sell or issue any such shares or other convertible securities;

(h)  amend the Certificate of Incorporation or Bylaws of the Company;

(i)  acquire any business or any corporation, partnership, association or other business organization or division thereof by merging or consolidating with, or by purchasing a substantial portion of the assets of any such person, or by any other manner;

(j)  acquire any asset in excess of Ten Thousand Dollars ($10,000) or assets in excess of Twenty-Five Thousand Dollars ($25,000) in the aggregate, other than leasehold improvements to construct office space in an amount not in excess of ($50,000) and in the ordinary course of business consistent with past practice;

(k)  sell, lease, license or otherwise transfer or dispose of any of its properties or assets with a value greater than Five Thousand Dollars ($5,000) individually or Twenty-Five Thousand Dollars ($25,000) in the aggregate, or cause or fail to use its commercially reasonable efforts to prevent the termination or lapse of any material leases or licenses with respect to any of its leased or licensed properties or assets, except in the ordinary course of business consistent with past practice;

(l)  incur any indebtedness for borrowed money or sell or issue any debt securities of the Company, or guarantee or agree to act as a surety for any such indebtedness or debt securities of the Company or others;

(m)  (A) adopt any new severance, termination, indemnification or other policies, agreements or arrangements to provide severance or termination pay, (B) grant or amend any existing such policy, agreement or arrangement or (C) provide any severance pay, except severance payments made pursuant to policies, agreements or arrangements disclosed on the Company Disclosure Schedule or as required by Applicable Law;

(n)  (A) adopt or amend any Benefit Plan, (B) enter into any employment contract with, or pay any special bonus or special remuneration to, any director, officer or employee, or (C) increase the salaries or wage rates, or fringe benefits of any such persons (including the modification of any existing compensation or equity arrangements with such individuals or the change of vesting terms of any Company Options), except pursuant to policies, agreements or arrangements outstanding on the date hereof which are disclosed on the Company Disclosure Schedule;

(o)  expressly waive any stock purchase rights prior to their expiration;

(p)  accelerate, amend or otherwise modify the terms of any outstanding Company Options or reprice or replace Company Options or authorize cash payments in exchange for any Company Options;

(q)  revalue any Company assets or properties, including writing down the value of inventory or writing off notes or accounts receivable, except as required by GAAP;

(r)  except as would not be prohibited by Section 4.2(d) hereof, pay, discharge or satisfy any claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of Twenty-Five Thousand Dollars ($25,000) (in any one case) or Fifty Thousand Dollars ($50,000) (in the aggregate), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company Financial Statements (or the notes thereto) or incurred in the ordinary course of business since December 31, 2004 or disclosed on the Company Disclosure Schedule;

(s)  except as required by Applicable Law, make or change any material election in respect of Taxes, file an amended Tax Return or claim for refund of Taxes, adopt or change any accounting method in respect of Taxes, enter into any agreement with respect to Taxes with any Governmental Entity, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

(t)  take, or agree to take any of the actions described above, or any other action that would constitute a Company Material Adverse Effect.

4.3  Conduct of Business of Parent and Parent Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, except as expressly required by this Agreement or otherwise agreed to by the Company in writing (not to be unreasonably withheld, conditioned or delayed), Parent agrees:

(a)  to carry on its business and pay its debts in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, in any event, consistent with past practices;

(b)  to timely file all Tax Returns when due; and

(c)  use its commercially reasonable efforts to preserve intact the Parent’s and the Parent Subsidiaries’ current business organizations, keep available the services of its key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;

in each case with the goal of preserving unimpaired the Parent’s and the Parent Subsidiaries’ goodwill and ongoing businesses through the Effective Time. The Parent shall promptly notify the Company of any event or occurrence or emergency not in the ordinary course of business consistent with past practice, and any material event involving the Parent.

4.4  Parent Negative Covenants. Except as set forth on Section 4.4 of the Parent Disclosure Schedule, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, the Parent shall not and shall cause the Parent Subsidiaries not to, except as expressly contemplated by this Agreement, as set forth in Section 4.4 of the Parent Disclosure Schedule or with the prior written consent of the Company, which consent may not be unreasonably withheld, delayed or conditioned:

(a)  sell, transfer, license or otherwise dispose of or encumber the Parent Registered Intellectual Property;

(b)  issue any securities other than grants of options to purchase Parent common stock in the ordinary course of business or upon the exercise of convertible securities outstanding on the date of this agreement or described in Section 3.3 of the Parent Disclosure Schedule;

(c)  acquire any business, line of business or any corporation, partnership, association or other business organization or division thereof by merging or consolidating with, or by purchasing a substantial portion of the assets of any such person, or by any other manner, but only if such acquisition would require the approval of Parent’s shareholders;

(d)  declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or other securities; or split, combine or reclassify any of its capital stock or other securities; or, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock or other securities of Parent; or

(e)  agree in writing to take any of the foregoing actions.

4.5  No Solicitation. Until the earlier of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, the Company will not, nor will the Company permit, authorize or encourage any of the Company’s officers, directors, agents or representatives (any of the foregoing, a “Company Representative”) to, directly or indirectly, take any of the following actions with any party other than Parent and its designees:

(a)  solicit, initiate, or knowingly encourage any proposals or offers from, or conduct discussions or engage in negotiations with, any person other than Parent and its designees relating to any possible acquisition of the Company (whether by way of merger, purchase of capital stock or any material portion of assets or otherwise), any portion of the Company’s capital stock or assets or any equity interest in the Company (an “Acquisition”);

(b)  provide information with respect to the Company or its business to any person other than Parent and its designees, relating to a possible Acquisition or otherwise cooperate with, facilitate or encourage any effort or attempt by any such person in connection with any possible Acquisition;

(c)  enter into any agreement or understanding with any person other than Parent and its designees, providing for any Acquisition; or

(d)  make or authorize any statement, recommendation or solicitation in support of any possible Acquisition by any person other than Parent and its designees.

The Company shall immediately cease and cause to be terminated any such contacts, negotiations or activities with third parties relating to any such transaction or proposed transaction. In addition to the foregoing, if the Company, or to the knowledge of the Company, any Company Representative, receives any offer or proposal relating to any such transaction or proposed transaction at any time prior to the earlier of the Effective Time or the termination of this Agreement, the Company immediately shall notify Parent thereof and provide Parent with information as to the identity of the offeror(s) making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1  Information Statements.

(a)  Regulation D Information Statement. Each of Parent and the Company shall each use their reasonable best efforts (provided, however, that Parent shall not for any such purpose be required to qualify to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction) such that the issuance of Parent ADSs to Company Stockholders in the Merger constitutes a valid “private placement” under the Securities Act in accordance with Rule 506 under Regulation D, including, without limitation, the following:

(i)  Parent will prepare and the Company will assist in the preparation of the Regulation D Information Statement in connection with the Merger in accordance with Regulation D, Delaware Law and the laws of the Commonwealth of Australia, and the Parent shall provide the Regulation D Information Statement to the Company Stockholders a reasonable time prior to the Closing Date. The Company and Parent and the Parent Subsidiaries will furnish all information concerning the Company and Parent and the Parent Subsidiaries, respectively, as may be reasonably necessary in connection with the foregoing. If either Parent or the Company becomes aware prior to the Effective Time of any information furnished by it (including the Parent Subsidiaries in the case of Parent) that would cause any of the statements in the Regulation D Information Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it will promptly inform the other party thereof, and Parent will take the necessary steps to correct the Information Statement.

(ii)  The Company shall provide Parent with the information in its possession relevant to determining whether a Company Stockholder is a “purchaser” as defined in Rule 501 of Regulation D. The Company will retain a purchaser representative to assist and advise each Company Stockholder who is not an “accredited investor” as defined in Rule 501 of Regulation D to assist each such Company Stockholder in evaluating the Regulation D Information Statement, the Merger and the merits and risks of receiving Parent ADSs in the Merger.

(b)  Stockholder Approval Information Statement. As soon as practicable following the date of this Agreement, Parent shall prepare (i) a notice in accordance with the Corporations Act 2001 (Cth) (the "Corporations Act"), the Listing Rules of ASX and Parent’s constitution convening a meeting, which may be Parent’s pre-scheduled annual meeting, of its members to approve the issue of Parent ADSs and options to acquire parent ADSs as set out in Section 6.1(c) and for all other purposes as Parent shall determine necessary or desirable and (ii) an information memorandum containing the information required to be included therein by the Corporations Act, the Listing Rules of ASX and Parent’s constitution (the "Stockholder Approval Information Statement"). Parent shall prepare the Stockholder Approval Information Statement in a manner, and shall ensure that it contains such information, as is required to comply with the Corporations Act and Listing Rules of ASX, including without limitation, ASX Listing Rule 7.3. Parent shall include in the Stockholder Approval Information Statement an explanatory statement as required by and in compliance with the Corporations Act and such other documents as may by law be required in connection with the issuance of Parent Ordinary Shares and the other transactions contemplated by this Agreement and the Registration Rights Agreement. Parent will provide the Company with a draft of the Stockholder Approval Information Statement and make such changes to the Stockholder Approval Information Statement as the Company reasonably requests and Parent reasonably agrees. Parent shall distribute the Stockholder Approval Information Statement to its stockholders as promptly as practicable in accordance with the Corporations Act and Listing Rules of ASX and, if required by law, after the Stockholder Information Statement shall have been so mailed, promptly circulate supplemental or amended material, and, if required in connection therewith, resolicit proxies. The Company shall provide such assistance to the Parent and the independent financial expert engaged by Parent to prepare an opinion on the fairness and reasonableness of the transactions contemplated by this Agreement to Parent’s stockholders as the Parent or such financial expert reasonably requests in connection with the preparation of the Stockholder Approval Information Statement.

5.2  Parent Shareholder Meeting.

(a)  Parent shall, as soon as practicable following the date of this Agreement, and as set forth in the notice referred to in Section 5.1(b)(i), convene and hold the Parent Stockholder Meeting. The Parent Board of Directors, except as otherwise permitted in this Section 5.2, shall give its unqualified recommendation that Parent’s stockholders approve the issuance of Parent ADSs in the Merger. Unless the Parent Board of Directors has withdrawn, modified, changed or qualified its recommendation that Parent’s stockholders approve the issuance of Parent ADSs in the Merger, Parent shall use reasonable best efforts to solicit sufficient proxies for such approval. Notwithstanding the foregoing, at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board of Directors, in the exercise of its duties to the stockholders of Parent, determines in good faith by a majority vote, after consultation with its outside counsel, that it cannot provide an unqualified recommendation or must withdraw, modify, change or qualify its recommendation that Parent’s stockholders approve the issuance of Parent ADSs in the Merger (a “Parent Adverse Recommendation Change”) in order to comply with its duties to the stockholders of Parent under Applicable Law or any Order, the Parent Board of Directors may make a Parent Adverse Recommendation Change after, if permitted under Applicable Law, providing Company with at least 24 hours prior notice of its determination and a reasonably detailed description of the reasons therefor. No Parent Adverse Recommendation Change shall change the obligation of Parent to convene and hold the Parent Stockholders Meeting or to permit Parent stockholders to authorize the issuance of shares of Parent ADSs in the Merger at the Parent Stockholders Meeting.

5.3  Access to Information; Cooperation.

(a)  Audit. The Company shall and shall use its reasonable best efforts to cause its affiliates, officers, employees, auditors and other representatives to cooperate with and assist Parent, as Parent may reasonably request, to enable Parent to prepare and submit to the SEC, in connection with the Merger, a Current Report on Form 6-K and any additional amendments or supplements thereto required by or deemed by Parent to be desirable pursuant to the Exchange Act and the rules and regulations promulgated thereunder. The Company shall use its reasonable best efforts to cause its auditors to deliver any opinions or consents necessary for Parent to file the Company’s financial statements with the SEC, and shall take such actions, and shall use its reasonable best efforts to cause its auditors to take such actions to prepare and complete an audit for the fiscal year ended December 31, 2004 and such statements and reports as Parent reasonably requires as of and for the year ended June 30, 2005, and the Company shall cause its auditors to deliver any opinions or consents necessary for Parent to file such financial statements audited or otherwise and pro forma financial statements for the fiscal year ended June 30, 2005 with the SEC. Any financial statements of the Company prepared pursuant to this paragraph shall be prepared in accordance with GAAP and otherwise in accordance with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)  General Access. The Company shall cooperate with and afford Parent and its accountants, counsel and other representatives reasonable access, upon reasonable advance notice, during normal business hours during the period prior to the Effective Time to (i) all of the Company’s properties, books, contracts, commitments and records and (ii) all other information concerning the business, properties and personnel of Company as Parent reasonably may request in conducting its business, accounting and legal review and investigation of the Company. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements and any related work papers and supporting documentation promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger and the other transactions contemplated hereby and thereby. In addition, the Company shall, and agrees to use commercial reasonable efforts to cause its appropriate officers and other personnel to, execute and deliver such documents and instruments as may be reasonably requested by Parent or required by third party accountants and auditors in connection with the matters contemplated by this Section 5.3(a), including any work papers, documents, books, record, certifications or reliance representation letters requested by the accounting firm, auditors or other persons engaged to conduct an audit of the Company’s financial books and records as of and for each of the three years ended December 31, 2004 (the “Audit”). The Company agrees that it shall bear all of the fees, costs and expenses incurred in connection with the Audit.

(c)  Information Technology Access. To facilitate prompt integration of the Company’s information technology (“IT”) inventory (e.g., voice and data network services and software and hardware, licenses, financial/accounting software, IT budgets, etc.) with Parent’s IT following the Closing, the Company will provide Parent and its agents, employees and representatives reasonable access, upon reasonable advance notice during normal business hours from the date hereof through the Effective Time, to the Company’s IT inventory and the Company’s personnel responsible for such IT inventory.

5.4  Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation or disclosure pursuant to Section 5.3, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transaction contemplated hereby shall be governed by the terms of the Mutual Non-Disclosure Agreement effective as of May 9, 2005 between the Company and Parent (the “Non-Disclosure Agreement”). Notwithstanding the foregoing, the parties may disclose to any and all persons, without limitation, the tax treatment and tax structure of, and strategies relating to, the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to any of the parties relating to such tax treatment, tax structure or tax strategies.

5.5  Public Disclosure. Other than the Regulation D Information Statement, the Stockholder Approval Information Statement and as otherwise required by law, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made by the Company or any of its directors, officers, stockholders, employees, agents, consultants, advisors or other representatives without the prior written consent of Parent and the Company. The parties acknowledge and agree that it is their mutual intent to issue a joint press release announcing the transaction and to that end will in good faith agree to mutually acceptable text for such press release. Between the date hereof and the earlier of the Termination Date or the Effective Time, to the extent that Parent issues a press release principally concerning the execution of this Agreement or the transactions contemplated hereby, unless otherwise required by law, Parent shall obtain the prior approval of such release by the Company, such approval not to be unreasonably withheld

5.6  Reasonable Efforts.

(a)  Subject to the terms and conditions provided in this Agreement and any other standards applicable to specific obligations or actions contemplated hereby, each of the parties hereto shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to remove any injunctions or other legal or other impediments or delays, in order to consummate the transactions contemplated by this Agreement or the Registration Rights Agreement and secure to the parties hereto the benefits contemplated hereby and thereby.

(b)  Promptly after the date of this Agreement, each of Parent and the Company will prepare and file pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any required filings pursuant to this Section 5.6. Each of Parent and the Company shall, in connection with the efforts referenced in this Section 5.6 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed of any material communication received by such party from, or given by such party to, any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, or any such other governmental authority or, in connection with any proceeding by a private party, with any other person.

(c)  Notwithstanding anything to the contrary herein, Parent shall not be required to agree to any divestiture by Parent, the Company or any of Parent’s or the Company’s subsidiaries or affiliates of shares of capital stock or any business, assets or property, or the imposition of any limitation on the ability of any such persons to conduct their respective businesses or to own or exercise control of such assets, properties and stock either prior to or following the Merger.

5.7  Notification of Certain Matters.

(a)  General Notices. The Company shall give prompt notice to Parent of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by the Company hereunder or a condition set forth in Section 6.1 or Section 6.3 to fail to be met. Parent shall give prompt notice to the Company of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty of Parent contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time or any failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or a condition set forth in Section 6.1 or Section 6.2 to fail to be met. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.7 shall not act as a waiver of or limit or otherwise affect any remedies available to the party receiving such notice by virtue of the events or circumstances referenced in such notice.

(b)  Intellectual Property Notices; IP Assignments.

(i)  Each of the Company and Parent shall give the other prompt notice if any third person shall have (A) commenced, or shall have notified such party that it intends to commence, an action or proceeding or (B) provided such party with notice, in either case, which allege(s) that any of such party’s Intellectual Property or Technology currently embodied, or proposed to be embodied, in the current and proposed products of such party or utilized in such party’s research and development activities (X) infringes or otherwise violates the intellectual property rights of such third person, (Y) is available for licensing from a potential licensor providing the notice or (Z) such party does not otherwise own or have the right to use and exploit such party’s Intellectual Property or Technology.

(ii)  Except as set forth on Schedule 4.2, the Company shall use all commercially reasonable efforts to maintain, perfect, preserve or renew the Company Registered Intellectual Property, and Parent shall use all commercially reasonable efforts to maintain, perfect, preserve or renew the Parent Registered Intellectual Property through the Effective Time, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto, and to promptly respond and prepare to respond to all requests, related to such intellectual property, received from Governmental Entities.

(iii)  At the Closing, the Company will notify Parent of all actions which must be taken within the one hundred eighty (180) days following the Closing Date and which are necessary to maintain, perfect, preserve or renew any Company Registered Intellectual Property (and applications or registrations with respect to the same), including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto.

(c)  Section 228 Notice; Notice of Termination of Stockholders Agreement. Following the adoption of this Agreement by the Company Stockholders by less than unanimous written consent, the Company shall provide prompt notice of such action as required by Section 228(e) of the DGCL. Following the termination of the Stockholders Agreement pursuant to Section 9.4 of the Stockholders Agreement, the Company shall deliver written notice of the taking of such action to each party to the Stockholders Agreement who has not consented in writing to the taking of such action.

5.8  Other Covenants.

(a)  Third Party Expenses. The Company shall use commercially reasonable efforts to cause all Third Party Expenses (as defined in Section 7.3) to be invoiced on or prior to the Closing Date.

(b)  Updates to Capitalization. At the Closing, the Company shall deliver an updated copy of Section 2.3(a) of the Company Disclosure Schedule current as of the Closing Date.

(c)  Copies of Board and Stockholder Actions. At least four (4) business days prior to the Closing Date, (i) the Company shall provide Parent copies of all minutes of any meetings, and actions by written consent, of the Board of Directors of the Company which have not previously been provided and a written record of the proceedings of any meetings or actions by written consent of the Company Stockholders and any subsidiaries thereof, which transpire or are executed after the date hereof and prior to the Effective Time and (ii) Parent shall provide Company copies of all minutes of any meetings, and actions by written consent, of the Board of Directors of Parent which have not previously been provided and a written record of the proceedings of any meetings or actions by written consent of the stockholders of Parent and any subsidiaries thereof, which transpire or are executed after the date hereof and prior to the Effective Time.

5.9  Registration Rights. At the Closing, Parent shall enter into a Registration Rights Agreement with Company Stockholders in substantially the form of Exhibit C hereto (the “Registration Rights Agreement”).

5.10  Indemnification Provisions.

(a)  From and after the Effective Time, the Surviving Corporation will fulfill and honor the obligations of the Company to its directors pursuant to the indemnification provisions set forth in the Company’s Certificate of Incorporation and Bylaws, as in effect on the date hereof.

(b)  The Certificate of Incorporation and Bylaws of the Surviving Corporation or any successor shall contain provisions that are no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers as are set forth in the Company’s Certificate of Incorporation and Bylaws as of the date of this Agreement.

(c)  The Company may purchase a run-off (i.e., “tail”) policy or endorsement with respect to its two policies of directors’ and officers’ liability insurance covering claims asserted within six years after the Effective Time arising from facts or events that occurred at or before the Effective Time (including consummation of the Merger); and such policies or endorsements shall name as insureds thereunder all people entitled to coverage under the Company’s two policies of directors’ and officers’ liability insurance on the date of this Agreement.

5.11  Certain Tax Matters.

(a)  From and after the date of this Agreement, neither the Company, Parent nor any of their respective Affiliates shall take any action, or fail to take any necessary action, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Unless otherwise required by Applicable Law, the Company, Parent and their respective Affiliates shall treat the Merger as having qualified as a reorganization within the meaning of Section 368(a) of the Code on all Tax Returns filed by them, and shall not take any position contrary thereto for any Tax purposes. Parent and its Affiliates (i) shall cause the Company to comply with the reporting requirements of Treas. Reg. 1.367(a)-3(c)(6), (ii) shall notify Company Stockholders and timely provide Company Stockholders with sufficient information to enable them to make a timely QEF election in the event Parent may be classified as a “passive foreign investment company” for federal income tax purposes in any taxable year, and (iii) shall offer to enter into an agreement with each "five percent transferee shareholder" (as such term is used in Treas. Reg. 1.367(a)-3(c)(iii)(B)) that files a gain recognition agreement pursuant to Treas. Reg. 1.367(a)-8 in the form of the agreement entered into with B&L on or about the date of this Agreement.

(b)  Tax-Free Reorganization. Parent and Company shall cooperate with each other in obtaining the opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP (“Curtis Mallet”), for the benefit of Parent, the Company and the Company Stockholders, dated on the date of this Agreement and updated as of the Closing Date, constituting conditions precedent to the Merger pursuant to Sections 6.2 and 6.3 hereof that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code should not apply to the exchange of CDS stock for Parent ADSs (the “Tax Opinions”). The Tax Opinions shall satisfy the requirements for covered and marketed opinions within the meaning of Circular 230 Regulation 10.35. In connection with the Tax Opinions, each of Parent and Company shall deliver to Curtis Mallet customary representation letters in form and substance reasonably satisfactory to such law firm, and at such time or times that may be reasonably requested by such law firm (the representation letters referred to in this sentence are collectively referred to as the “Tax Certificates” ).

5.12  Directors of Company. Except as listed on Schedule 1.6(c), the Company shall obtain written letters of resignation from each current member of the Board of Directors of the Company as of the Effective Time, and the Surviving Company shall appoint the individuals listed on Schedule 1.6(c) to fill the vacancies created thereby, effective immediately upon the occurrence of the Effective Time.

5.13  Board of Directors of Parent. Parent shall cause the Board of Directors of Parent to consist of the individuals set forth on Schedule 5.13 effective immediately upon the Effective Time.

5.14  Employee Benefits. For a period of one year following the Effective Time and effective upon the Merger, Parent shall, or shall cause the Surviving Corporation to provide medical, 401(k), life and disability benefits, cash compensation and other benefits to employees of such Surviving Corporation that are substantially similar to the medical, 401(k), life and disability benefits, cash compensation and other benefits that were provided to each such employee under the employee benefit plans, programs, contracts and arrangements of the Company as in effect immediately prior to the Effective Time.

5.15  Nasdaq/ASX Listing.

(a)  As soon as practicable after the date of this Agreement, Parent will apply to the ASX for the Parent Ordinary Shares representing the Parent ADSs to be quoted on the ASX within six (6) months of the Closing Date, or such sooner time as required by Applicable Law.

(b)  Parent agrees to authorize for listing on The Nasdaq National Market the Parent ADSs issuable in connection with the Merger, within six (6) months of the Closing Date.

5.16  Relocation of Company’s Headquarters. Parent acknowledges its intention within two years to (i) relocate its corporate headquarters and its principal executive offices to the Boston, Massachusetts area; (ii) appoint a Chief Executive Officer and Chief Financial Officer in the Boston, Massachusetts area; and (iii) reincorporate as a U.S. corporation and cause the common equity of such successor corporation to be included for quotation on The Nasdaq National Market or listed on a nationally recognized exchange.

5.17  Registration.

(a)  In the event that Parent makes the election provided in Section 1.7(d), as promptly as practicable after Parent makes such election, Parent will prepare and file with the SEC a Registration Statement on Form F-4 (or any other appropriate form or successor form) (the "Registration Statement"). The Company shall provide Parent with such information concerning it, such consents of its auditors, and such other documents, consents and opinions as may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto. Parent shall, and the Company shall assist Parent to, respond to any comments from the SEC, shall use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Parent will notify the Company promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff such amendment or supplement. Parent shall use all commercially reasonable efforts to take any action required to be taken by it under any applicable state securities laws in connection with the issuance of Parent ADSs and assumption of the Company Options pursuant to the Merger, and the Company shall furnish any information concerning the Company and the holders of Company Capital Stock as may be reasonably requested in connection with any such action.

(b)  Parent will use all commercially reasonable efforts to file and cause a Registration Statement on a Form S-8 (or any successor form) under the Securities Act with respect to all Parent ADSs issuable upon exercise of the Company Options that may be registered on such form to become effective within six (6) months of the Closing Date and shall use all commercially reasonable efforts to maintain the effectiveness of such Registration Statement for so long as such Company Options remain outstanding.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1  Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger and the other transactions contemplated hereby and by the Registration Rights Agreement shall be subject to the satisfaction or mutual waiver of the following conditions at or prior to the Effective Time:

(a)  No Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall there be any pending proceeding brought by any Governmental Entity seeking any of the foregoing, nor any Order enacted, entered, or deemed applicable to the Merger by a Governmental Entity which makes the consummation of the Merger illegal; and

(b)  Stockholder Approvals. The Parent Stockholder Approval shall have been obtained.

6.2  Additional Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver of each of the following conditions at or prior to the Effective Time (all of which are for the benefit of the Company and may only be waived by the Company in writing if not satisfied):

(a)  Representations, Warranties and Covenants. The representations and warranties of Parent and Merger Sub in this Agreement (reading such representations and warranties as if all materiality and Parent Material Adverse Effect qualifiers were not present) shall be true and correct as of the Effective Time (except representations or warranties that by their terms speak only as of an earlier date or time, which shall be true and correct as of such earlier date or time), except for changes contemplated by this Agreement and except where any failure to be true and correct does not constitute a Parent Material Adverse Effect, provided, however, that any reasonably foreseeable development in any matter described on the Parent Disclosure Schedule shall not be taken into account when determining if a Parent Material Adverse Effect has occurred. Each of Parent and Merger Sub shall have observed, performed and complied with, in all material respects, all covenants, obligations and conditions of this Agreement required to be observed, performed and complied with by Parent and Merger Sub at or prior to the Effective Time.

(b)  Opinion of Parent Counsel. The Company shall have received an opinion of US legal counsel to Parent and Merger Sub in the form attached hereto as Exhibit D-1 and an opinion of Australian counsel to Merger Sub, in a form reasonably acceptable to the Company, containing the opinions set forth in Exhibit D-2.

(c)  Certificate of Parent. The Company shall have been provided with a certificate executed on behalf of Parent by each of the Chief Executive Officer and Chief Financial Officer of Parent to the effect that, as of the Effective Time, the conditions set forth in Section 6.2(a) and 6.2(d) have been satisfied.

(d)  No Parent Material Adverse Effect. There shall not have occurred any Parent Material Adverse Effect since the date of this Agreement, provided, however, that any reasonably foreseeable development in any matter described on the Parent Disclosure Schedule shall not be taken into account when determining if a Parent Material Adverse Effect has occurred.

(e)  Tax Opinion. The Company and the Company Stockholders shall have received the opinion of Curtis Mallet, dated the date of this Agreement and the Closing Date, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Section 367(a)(1) of the Code should not apply to the exchange of CDS stock for Parent ADSs. The opinion shall satisfy the requirements for a covered and marketed opinion within the meaning of Circular 230 Regulation 10.35. In rendering such opinion, Curtis Mallet may require and shall be entitled to rely upon customary representations contained in Tax Certificates of officers of Parent, Company, and others.

(f)  Registration Rights Agreement. The Registration Rights Agreement shall have been executed by Parent and delivered to the Company.

6.3  Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby and by the Registration Rights Agreement shall be subject to the satisfaction or waiver of each of the following conditions at or prior to the Effective Time (all of which are for the benefit of Parent and Merger Sub and may only be waived by Parent in writing if not satisfied):

(a)  Representations, Warranties and Covenants. The representations and warranties of the Company in this Agreement (reading such representations and warranties as if all materiality and Company Material Adverse Effect qualifiers were not present) shall be true and correct as of the Effective Time (except representations or warranties that by their terms speak only as of an earlier date or time, which shall be true and correct as of such earlier date or time), except for changes contemplated by this Agreement and except where any failure to be true and correct does not constitute a Company Material Adverse Effect, provided, however, that any reasonably foreseeable development in any matter described on the Company Disclosure Schedule shall not be taken into account when determining if a Company Material Adverse Effect has occurred. The Company shall have observed, performed and complied with, in all material respects, all covenants, obligations and conditions of this Agreement required to be observed, performed and complied with by the Company at or prior to the Effective Time.

(b)  No Company Material Adverse Effect. There shall not have occurred any Company Material Adverse Effect since the date of this Agreement, provided, however, that any reasonably foreseeable development in any matter described on the Company Disclosure Schedule shall not be taken into account when determining if a Company Material Adverse Effect has occurred.

(c)  Certificate of the Company. The Company shall have provided Parent with a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer to the effect that, as of the Effective Time, all conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d)  Opinion of Company Counsel. Parent shall have received the opinion of the Company’s legal counsel in the form attached hereto as Exhibit E.

(e)  Tax Opinion. Parent shall have received the opinion of Curtis Mallet, dated the date of this Agreement and the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Section 367(a)(1) of the Code should not apply to the exchange of CDS stock for Parent ADSs. The opinion shall satisfy the requirements for a covered and marketed opinion within the meaning of Circular 230 Regulation 10.35. In rendering such opinion, Curtis Mallet may require and shall be entitled to rely upon customary representations contained in Tax Certificates of officers of Parent, Company and others.

(f)  Audit. The Company’s audited financial statements (including the auditor’s report thereon) as of December 31, 2004 and for each of the three years then ended shall have been delivered to Parent.

(g)  Appraisal Rights. Holders of no more than five percent (5%) of the outstanding Company Capital Stock shall have properly made a demand in writing to the Company for an appraisal with respect to such holder’s Company Capital Stock in accordance with Delaware Law.

ARTICLE VII

TERMINATION, EXPENSES, AMENDMENT AND WAIVER

7.1  Termination. Except as provided in Section 7.2 below, this Agreement may be terminated by delivery of a written notice of termination, and the Merger abandoned at any time prior to the Effective Time (the date of any termination pursuant to this Section 7.1 shall be referred to as the “Termination Date”):

(a)  by mutual consent of the Company and Parent;

(b)  by Parent:

(i)  if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy (A) has resulted in the condition set forth in Section 6.3(a) not being satisfied and (B) is not capable of being cured prior to the Final Date; or

(ii)  if there shall be any statute, rule, regulation or Order enacted, promulgated or issued or deemed applicable to the Merger by any US or Australian Governmental Entity that would: (A) prohibit the Surviving Corporation’s ownership or operation of all or any material portion of the business or intellectual property assets of the Company or (B) compel Parent or the Surviving Corporation to dispose of any material portion of the business or intellectual property assets of Parent or the Surviving Corporation as a result of or after the Merger, provided that Parent has used its reasonable best efforts to oppose, resolve, resist or lift any such statute, rule, regulation or Order;

(iii)  but only within (2) hours after the execution and delivery of this Agreement, if consents in writing setting forth the Company Stockholder Approvals signed by the holders of outstanding Company Common Stock and Company Preferred Stock having not less than the minimum number of votes and/or shares, as applicable, that are necessary to authorize or take such action as set forth in Section 2.2 hereof shall not have been delivered to the Company, in the case of consents given pursuant to Section 228(a) of the DGCL, by delivery to the Company's registered office in Delaware, its principal place of business (by hand or by certified or registered mail, return receipt requested) or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of such stockholders are recorded, and true and correct copies of such consents shall not have been delivered to Parent within one (1) hour after the execution and delivery of this Agreement accompanied by a legal opinion of Ropes & Gray LLP for the benefit of Parent dated as of the date of this Agreement to the effect that each of the Company Stockholder Approvals has been obtained.

(c)  by Parent or the Company if:

(i)  the Closing has not occurred by March 31, 2006, or in the event Parent makes the election provided in Section 1.7(d), the later to occur of June 30, 2006 or the date that is one hundred twenty (120) days after the initial filing with the SEC of the Registration Statement, (the “Final Date”); provided, that no party may terminate this Agreement pursuant to this clause (i) if such party’s willful failure to fulfill any of its material obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or before said date;

(ii)  there shall be any statute, rule, regulation or Order enacted, promulgated or issued or deemed applicable to the Merger by any US or Australian Governmental Entity that would permanently enjoin or prohibit the Merger or make consummation of the Merger illegal, provided that the party seeking to terminate the Agreement must have used its reasonable best efforts to oppose, resolve, resist or lift any such statute, rule, regulation or Order;

(iii)  at the initial or an adjourned session of the Parent Stockholder Meeting, the Parent Stockholder Approval is not obtained; or

(d)  by the Company

(i)  if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement that breach or inaccuracy (A) has resulted in the condition set forth in Section 6.2(a) not being satisfied and (B) is not capable of being cured prior to the Final Date; or

(ii)  if a Parent Adverse Recommendation Change shall have occurred or if Parent’s Board of Directors shall at any time take any action inconsistent with, or which otherwise discourages or prevents, Parent Stockholder approval of this Agreement, the Registration Rights Agreement and the transactions contemplated hereby and thereby requiring stockholder approval.

(iii)  if Parent fails to call a meeting of Parent’s stockholders as set forth in Section 5.2 above.

(iv)  if by 5:00 pm New York Time on the tenth (10th) day after the date of this Agreement (or if such date is not a business day, 5:00 pm New York Time on the first succeeding business day), the Company has not received the opinion described in Section 5.11(b) dated as of the date of this Agreement; but only (A) within seventeen (17) days after the execution and delivery of this Agreement and (B) if the Company has not at any time prior to such termination received such opinion.

Where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action.

7.2  Effect of Termination. If this Agreement is terminated pursuant to this Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or Company, or their respective officers, directors or stockholders; provided, however, that each party shall remain liable for any breaches of this Agreement prior to its termination; provided, further, that the provisions of Sections 5.4, 5.5, 7.2, 7.3 and Article VIII of this Agreement and the definitions of any defined terms used in such provisions shall remain in full force and effect and survive any termination of this Agreement.

7.3  Fees and Expenses.

(a)  Except as expressly provided otherwise herein, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a party (meaning with respect to the Company, the Company and not the Company Shareholders) in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

(b)  Notwithstanding Section 7.3(a):

(i)  in the event that this Agreement is terminated pursuant to (A) Section 7.1(c)(i) and at the time of such termination, the Parent Stockholder Approval has not been obtained, (B) Section 7.1(c)(iii) or (C) Section 7.1(d)(ii), Parent shall pay to the Company an amount equal to one million fifty thousand dollars ($1,050,000) (the "Termination Fee Amount") within three (3) business days following the effective date of such termination. Promptly upon demand therefor and reasonable substantiation thereof, Parent shall reimburse the Company for all Third Party Expenses incurred by the Company.

(ii)  in the event that this Agreement is terminated by Parent pursuant to Section 7.1(b)(i) or Section 7.1(c)(i), as a result of the Company's willfully or intentionally and in bad faith causing a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement, the Company shall pay to Parent an amount equal to the Termination Fee Amount within three (3) business days following the effective date of such termination. Promptly upon demand therefor and reasonable substantiation thereof, the Company shall reimburse Parent for all Third Party Expenses incurred by Parent.

(iii)  in the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) or Section 7.1(c)(i), as a result of Parent’s willfully or intentionally and in bad faith causing a breach of any representation, warranty, covenant or agreement of Parent set forth in this Agreement, the Parent shall pay to the Company an amount equal to the Termination Fee Amount within three (3) business days following the effective date of such termination. Promptly upon demand therefor and reasonable substantiation thereof, the Parent shall reimburse the Company for all Third Party Expenses incurred by Parent.

(c)  The payment of fees and reimbursement of expenses pursuant to Section 7.3(b) is a genuine and reasonable pre-estimate of at least part of each party’s loss if one or more of the above-listed events occurs, but is not necessarily an adequate or complete remedy. Each party therefore acknowledges and agrees with the other party that the other party may seek and obtain such other or additional remedies (including, but not limited to, injunctive relief) as such other party thinks fit if one or more of the above-listed events occurs.

7.4  Amendment. Except as otherwise required by Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Company Stockholders approve this Agreement pursuant to a written instrument executed by the Company, Parent, and Merger Sub.

7.5  Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if in writing and signed by an authorized agent of such party.

ARTICLE VIII

GENERAL PROVISIONS

8.1  No Survival. The representations, warranties, covenants and other agreements in this Agreement or any instrument delivered pursuant to or in connection with this Agreement (including any rights arising out of any breach or noncompliance with such representations, warranties, covenants and other agreements) shall not survive the Effective Time other than those herein specified to survive and to be performed after the Effective Time.

8.2  Notices. All notices and other communications hereunder shall be in writing and deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address as a party from time to time may specify by like notice):

(a)  if to Parent or Merger Sub, to:

pSivida Limited
Level 12 BGC Centre
28 The Esplanade
Perth, WA 6000 Australia
Attention: Gavin Rezos, Managing Director
Facsimile No.: +61 (8) 9226 5499

with a copy (which shall not constitute notice) to Parent’s Counsel:
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178
Attention: Lawrence Goodman, Esq.
Facsimile No.: (212) 697-1559

(b)  if to the Company, to:

Control Delivery Systems, Inc.
400 Pleasant Street
Watertown, MA 02472
Attention: Lori Freedman, General Counsel
Facsimile No.: (617) 926-5050

with a copy (which shall not constitute notice) to the Company’s Outside Counsel:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Attention: Mary Weber, Esq.
Facsimile No.: (617) 951-7050

8.3  Interpretation. Unless the context clearly indicates otherwise (a) words of any gender include each other gender, (b) words using the singular number include the plural, and vice versa, (c) the terms “hereof,”“herein,”“hereby,” and derivative or similar words refer to this Agreement as a whole and not to any particular Article, Section or subsection, (d) the words “include,”“includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” and (e) references to “person” include any individual, corporation, limited or general partnership, association, proprietorship, limited liability company, joint venture, trust, other business organization or Governmental Entity. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4  Counterparts. This Agreement may be executed by facsimile signature and in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument. This Agreement shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

8.5  Entire Agreement; Assignment. This Agreement, the schedules and exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the respective subject matters hereof and thereof and supersede in their entirety any prior or contemporaneous oral or written discussions, negotiations, agreements or understandings between or among the parties with respect to such subject matter, except that the Non-Disclosure Agreement shall not be superseded and shall remain in full force and effect; (b) are not intended to and shall not confer upon any other person (including those persons listed on any exhibits or schedules attached hereto or any Company Stockholders) any rights or remedies hereunder, provided, that (i) the current and former directors and officers of the Company are entitled to the benefits of, and to enforce against the Parent, the covenants contained in Section 5.10, and (ii) the Company Stockholders are entitled to the benefits of and to enforce against the Parent the covenants contained in Section 5.11, which such covenants shall survive and are to be performed after the Effective Time; and (c) may not be assigned by operation of law or otherwise without the prior written consent of each other party hereto, and any purported assignment in violation of this requirement shall be null and void. Subject to the preceding sentence, this Agreement shall be binding on and inure to the benefit of, and is enforceable by, the respective parties hereto and their respective successors, permitted assigns, heirs, executors and administrators.

8.6  Severability. If any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the express intent of the parties hereto. The parties further agree that any such void or unenforceable provision of this Agreement shall be deemed replaced with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7  Remedies; Exercise of Rights. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy available to such party hereunder or at law or in equity, and the exercise by any party of any one remedy at any time will not preclude the exercise of any other remedy at the same time, at another time, or in different circumstances. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof (or failure to exercise) preclude any other, further or fuller exercise thereof or the exercise of any other right, power or privilege.

8.8  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8.9  Jurisdiction and Venue; Attorney’s Fees. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the federal or state courts located in the State of New York sitting in New York County and each party hereto hereby unconditionally and irrevocably submits and consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and hereby unconditionally and irrevocably waives, to the fullest extent permitted by law, any objection which such party may now or hereafter have to the laying of venue in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the generality of the foregoing, each party hereto agrees that service of process on such party as provided in Section 8.1 shall be deemed effective service of process on such party. In addition to any damages or other recovery to which a party may be entitled hereunder or at law or in equity, the prevailing party in any action to enforce this Agreement or to seek any right or remedy available hereunder or at law or in equity shall be entitled to reasonable attorney’s fees and costs incurred in connection with such action and any related appeals therefrom.

8.10  Specific Performance. The parties acknowledge and agree that any failure of any party to perform its agreements and obligations hereunder or contemplated hereby will cause irreparable injury to the other parties, for which damages, even if available, will not provide an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

8.11  Rules of Construction. The parties have participated jointly in the negotiation and drafting of this Agreement and the Registration Rights Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the Registration Rights Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof or thereof. Accordingly, each party understands and agrees that the common law principles of construing ambiguities against the drafter shall have no application to this Agreement or the Registration Rights Agreement. Each party hereto acknowledges and agrees that such party has had a full and complete opportunity to review this Agreement and the Registration Rights Agreement, to make suggestions or changes to their terms and to seek independent legal and other advice in connection herewith and therewith.

8.12  Certain Definitions. For the purposes of this Agreement the term:

(a)  “business day” means any day other than a day on which the banks in New York, New York are closed;

(b)  “capital stock” means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof; and

(c)  “knowledge” or “known” means, with respect to any matter in question, the knowledge of such matter by, in the case of the Company, any of Paul Ashton, Lori Freedman or Michael Soja, and in the case of Parent, any of Gavin Rezos, Aaron Finlay, Roger Aston or Roger Brimblecombe.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

CONTROL DELIVERY SYSTEMS, INC.

By:	/s/ Paul Ashton
Name: Paul Ashton
Title: Chief Executive Officer

PSIVIDA LIMITED

By:	/s/ Gavin Rezos
Name: Gavin Rezos
Title: Managing Director

By:	/s/ Aaron Finlay
Name: Aaron Finlay
Title: Company Secretary and Chief Financial Officer

PSIVIDA INC.

By:	/s/ Gavin Rezos
Name: Gavin Rezos
Title: President

By:	/s/ Aaron Finlay
Name: Aaron Finlay
Title: Company Secretary and Chief Financial Officer